                        AS FILED WITH THE SECURITIES AND
                  EXCHANGE COMMISSION ON NOVEMBER 4, 1996
                       Registration No. _______________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM S-2

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                          Access Anytime Bancorp, Inc.
-------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                                  Delaware
-------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                 85-0444597
-------------------------------------------------------------------------------
                  (I.R.S. Employer Identification Number)

       801 Pile Street, Clovis, NM  88101           (505)  762-4417
-------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  N. R. Corzine
                                  Chairman and Chief Executive Officer
                                  801 Pile Street
                                  Clovis, NM  88101
                                  (505)  762-4417
-------------------------------------------------------------------------------
     (Name, address, including zip code, and telephone number, including area code of agent for service)

 As soon as practicable after the effective date of the Registration Statement.
-------------------------------------------------------------------------------
      (Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / X /

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / X /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective
registration statement for the same offering. /   /

-------------------------------------------------------------------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. /   /

-------------------------------------------------------------------------------

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. /   /

-------------------------------------------------------------------------------
The Commission is requested to mail signed copies of all orders, notices and communications to:

                                  C.L. Moore
                            KELEHER & McLEOD, P.A.
                           414 Silver Avenue, S.W.
                        Albuquerque, New Mexico  87103

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------
                                           Proposed               Proposed
 Title of each of                           maximum                maximum
 securities to be     Amount to be     offering price per         aggregate             Amount of
    registered         registered         security(1)         offering price(1)     registration fee
----------------------------------------------------------------------------------------------------
  Common Stock
 $.01 par value     732,198 shares          $5.75               $4,210,139               $1,276
----------------------------------------------------------------------------------------------------
  Subscription
   Rights to
    Purchase
  Common Stock         732,198               (2)                    (2)                   None
----------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee, based on the average of the bid and asked prices of the Company's Common Stock as quoted on the NASDAQ Small Cap Market on October 30, 1996.

(2) No separate consideration will be received for the Subscription Rights.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, NOVEMBER 4, 1996


                        ACCESS ANYTIME BANCORP, INC.

                                PROSPECTUS

                       732,198 Shares of Common Stock
                              ($.01 par value)

     Access Anytime Bancorp, Inc., a Delaware corporation (the "Company"), is hereby offering (the "Subscription Offering") up to 732,198 shares of its Common Stock, $.01 par value ("Common Stock"), to holders of record of its Common Stock (the "Shareholders") at the close of business on ________, 1996 (the "Record Date"), pursuant to subscription rights, (the "Subscription Rights"). The subscription price is ________ per share (the "Subscription Price"). Holders of Subscription Rights (collectively, the "Rights Holders") will be able to exercise their Subscription Rights until 5:00 p.m., New York time, on ____________,1996 (such date, as it may be extended by the Company to a date not later than ___________, 1996, being the "Expiration Date").
See "The Subscription Offering." The Subscription Rights are non-transferable, except to the Standby Purchasers (as defined herein) (See "Standby Purchase Agreements"). After the Expiration Date, the Subscription Rights will no longer be exercisable to purchase shares of Common Stock, except by the Standby Purchasers.

     For each one share of Common Stock held of record as of the close of business on the Record Date, a Shareholder will receive one Subscription Right. No fractional Subscription Rights will be issued by the Company. The number of Subscription Rights distributed by the Company to each Shareholder will be rounded down to the nearest whole number. Each Rights Holder will have the right to purchase one share of Common Stock for each Subscription Right. Rights Holders are entitled to subscribe for all, or any portion of, the shares of Common Stock underlying their Subscription Rights. The Company expects to enter into Standby Purchase Agreements, pursuant to which Standby Purchasers will severally agree to purchase from the Company, at the Subscription Price, 100,000 shares, if available after the exercise of the Subscription Rights. See "Standby Purchase Agreements." A minimum amount of proceeds of $1,500,000, including purchase by Standby Purchasers, is required for the Company to consummate the Subscription Offering. The Company intends to offer, by means of this Prospectus, shares remaining, after the Subscription Offering and sales to Standby Purchasers, to other investors at the Subscription Price. Such investors may also include existing shareholders.

     The Common Stock is traded on the NASDAQ Small Cap Market under the symbol "AABC" and, on ___________,1996, the last sale price of the Common Stock was $______. The Common Stock of First Savings Bank, F.S.B. (the "Bank"), the Company's wholly owned subsidiary and predecessor registrant, was traded on the NASDAQ Small Cap Market under the symbol "FSBC" until October 21, 1996, at which time the Company's Common Stock was listed and began trading. See "Market Price And Dividends On The Common Stock."

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.

------------------------

THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER BY THE COMPANY TO SELL, OR THE SOLICITATION OF AN OFFER BY THE COMPANY TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THIS PROSPECTUS RELATES NOR SECURITIES IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION SET FORTH OR INCORPORATED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

THESE SECURITIES INVOLVE A SIGNIFICANT DEGREE OF INVESTMENT RISK, AND HOLDERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" (PAGES 16-24). INVESTORS WHO RELY ON DIVIDEND INCOME SHOULD NOT PURCHASE THESE SHARES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND, OR ANY OTHER GOVERNMENTAL AGENCY.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


------------------------------------------------------------------------------------
                                        Underwriting Discounts     Proceeds to the
                 Subscription Price       and Commissions(1)          Company(2)
------------------------------------------------------------------------------------
Per share                               $                          $
------------------------------------------------------------------------------------
Total            $                      $                          $
------------------------------------------------------------------------------------

(1) See "The Subscription Offering - Determination of Subscription Price and Fairness Opinion" for information with respect to financial advisory fees payable by the Company.

(2) Before deducting expenses payable by the Company estimated at $125,000.

     The Common Stock is being offered directly to Rights Holders, to Standby Purchasers, and possibly to other investors if the shares are not fully subscribed, by the Company and is not the subject of any underwriting agreement. See "Plan Of Distribution." It is expected that delivery of the shares of Common Stock to exercising Rights Holders and Standby Purchasers will be made as soon as practicable after the Expiration Date.

               The date of this Prospectus is ________________,1996

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information                                                          7

Incorporation of Certain Documents by Reference                                7

Prospectus Summary                                                             9

Selected Historical Financial Information and Operating Data                  14

Risk Factors                                                                  16

Recent Developments                                                           24

The Subscription Offering                                                     25

The Company                                                                   30

Use of Proceeds                                                               31

Capitalization                                                                32

Market Price and Dividends on the Common Stock                                35

Certain Federal Income Tax Considerations                                     36

Regulation and Supervision                                                    37

Description of Company Capital Stock                                          39

Dividends                                                                     41

Plan of Distribution                                                          42

Disclosure Regarding Forward Looking Statements                               42

Disclosure of Commission Position on Indemnification for
Securities Act Liabilities                                                    43

Legal Matters                                                                 43

Experts                                                                       43

Unaudited Consolidated Financial Statements
as of September 30, 1996 and December 31, 1995                               F-1

Appendix - Opinion of Financial Advisor
(to be filed by amendment)                                                   A-1

                          AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewtih has filed a Registration Statement on Form 8-A with respect to its Common Stock and will file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite
1400, Chicago, Illinois 60621-2511. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may be accessed electronically by means of the Commission's Web Site on the Internet at http://www.sec.gov.

     The Company is the successor registrant to the Bank, which was a "small business issuer" as defined by the regulations of the Commission. The filings by the Bank pursuant to the Exchange Act prior to the formation of the Company as a unitary thrift holding company for the Bank are discussed below under "Incorporation Of Certain Documents By Reference".

     The Company is a "small business issuer" as defined by the regulations of the Commission. The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments and exhibits, the "Registration Statement") relating to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto that the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete and in each instance reference is made to the copy of such document so filed. Each such statement is qualified by such reference.

     A copy of the Bank's Annual Report to Stockholders for the fiscal year ended December 31, 1995 accompanies this Prospectus. Such Annual Report contains financial statements, prepared in conformity with generally accepted accounting principles, for the fiscal year ended December 31, 1995 and certain other information and should be read in connection with this Prospectus. Unaudited consolidated financial statements for the interim periods ended September 30, 1996, are included in this Prospectus at pages F-1 through F-17.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus are the following documents filed by the Company, or the Bank as its predecessor prior to the formation of the Company as a unitary thrift holding company for the Bank, with the Commission or, in the case of the Bank, the Office of Thrift Supervision ("OTS"), pursuant to the Exchange Act; the Bank's filings under the Exchange

Act have also been filed with the Commission by the Company as exhibits to its Registration Statement on Form 8-A filed on October 11, 1996 (File No. 001-12309):

     1. The Bank's Annual Report on Form 10-KSB for the year ended December 31, 1995;

     2. The Bank's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996 and June 30, 1996;

     3. The Bank's Current Reports on Form 8-K dated April 25, 1996, June 27, 1996 and July 3, 1996; and

     4. The following sections of the Bank's Annual Report to Stockholders for the fiscal year ended December 31, 1995: Selected Consolidated Financial Highlights, Management's Discussion and Analysis of Financial Condition and Results of Operations and Financial Statements. The following portions of such Annual Report are not incorporated herein by reference and are not a part of this Prospectus: Bank Profile, Letter from the Chairman and Chief Executive Officer and Corporate Information.

     All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). Written or oral requests should be directed to the Company at 801 Pile Street, Clovis, New Mexico 88101, Attention: Norman Corzine, Chairman and Chief Executive Officer, telephone (505) 762-4417.

                             PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING CONSOLIDATED FINANCIAL STATEMENTS, APPEARING ELSEWHERE, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS.

                                 THE COMPANY

    The Company is a unitary thrift holding company formed in 1996 under the laws of Delaware. The Company's principal subsidiary is the Bank, a Federal Savings Bank originally chartered in 1934, the deposits of which are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation (the "FDIC") up to applicable limits. At September 30, 1996, the Bank had consolidated assets of approximately $108.9 million, consolidated liabilities of approximately $103.9 million (which includes total deposits through the Bank of approximately $102.4 million), and shareholders' equity of approximately $5.0 million. The Company's principal executive office is located at 801 Pile Street, Clovis New Mexico 88101, and its telephone number is (505)762-4417. See "The Company."

                            THE SUBSCRIPTION OFFERING

Shares Offered Hereby .................  Up to 732,198 shares of Common Stock.

Subscription Price.....................  ____ per share of Common Stock.

Risk Factors...........................  See"Risk Factors" for a discussion of certain important factors to be
                                         considered by investors.

Subscription Rights....................  For each one share of Common Stock held of record as ofthe close of business
                                         on ________,1996  (the "Record Date"),
                                         a Shareholder will receive one
                                         Subscription Right. Fractional
                                         Subscription Rights will not be issued,
                                         and the number of Subscription Rights
                                         distributed by the Company to each
                                         Shareholder will be rounded down to
                                         the nearest whole number. Each Rights
                                         Holder will have the right to purchase
                                         one share of Common Stock for each
                                         Subscription Right. Rights Holders are
                                         entitled to subscribe for all, or any
                                         portion of, the shares of Common Stock
                                         underlying their Subscription Rights.
                                         Subscription Rights will be evidenced
                                         by Subscription Warrants.

Standby Purchase Agreements............  The Company expects to enter into standby purchase agreements (the
                                         "Standby Purchase Agreements")
                                         pursuant to which certain institutional
                                         investors (each, a "Standby Purchaser")
                                         will agree to purchase from the Company
                                         a total of 100,000 shares of Common
                                         Stock, if available after the exercise
                                         of Subscription Rights.

Additional Investors...................  The Company intends to offer, by means of this Prospectus, shares remaining,
                                         after the Subscription Offering and
                                         sales to Standby Purchasers, to other
                                         investors at the Subscription Price.
                                         Such investors may also include
                                         existing shareholders.

Commitment of Certain Rights Holders...  Certain Rights Holders are expected to commit irrevocably to exercise
                                         their Subscription Rights with
                                         respect to 100,000 shares of Common
                                         Stock (representing 92% of all shares
                                         eligible to be acquired upon exercise
                                         of the Subscription Rights issued to
                                         such Rights Holders), for a total
                                         purchase price of  approximately
                                         $_______________.  See "The
                                         Subscription Offering -- Commitment
                                         of Certain Rights Holders".  Such
                                         purchasers may be subject to certain
                                         regulatory limitations.  See "The
                                         Subscription Offering - Regulatory
                                         Limitation" and "Regulation and
                                         Supervision -- Regulation of the
                                         Company."

Commitment of Directors................  Directors of the Company are
                                         expected to commit irrevocably to
                                         exercise Subscription Rights with
                                         respect to 70,000 shares of Common
                                         Stock (representing approximately 75%
                                         of the shares that are eligible to
                                         be acquired by them upon the exercise
                                         of Subscription Rights issued to them
                                         in the Offering) for a total
                                         purchase price of approximately
                                         $ _____________. See "The Subscription
                                         Offering--Commitment of Directors."

Use of Proceeds........................  The net proceeds from the sale of the
                                         Common Stock will be used, first, to
                                         infuse capital into the Bank to meet
                                         OTS capital requirements, and,
                                         second, to the extent available, for
                                         general corporate purposes, which may
                                         include financing of possible future
                                         acquisitions of other banking
                                         institutions or related businesses
                                         and technology enhancements. At the
                                         present time, the Company does not
                                         have any specific plans, agreements,
                                         or understandings, written or oral,
                                         pertaining to the proposed
                                         acquisition of any banking
                                         institution or related business.  See
                                         "Use Of Proceeds."

Shares Currently Outstanding...........  732,198 shares of Common Stock, at
                                         ____________, 1996.

Subscription Agent.....................  The Subscription Agent is First
                                         Savings Bank, F.S.B. (the
                                         "Subscription Agent"), a wholly owned
                                         subsidiary of the Company. See "The
                                         Subscription Offering -- Subscription
                                         Agent" for address and information
                                         relating to the delivery of
                                         Subscription Warrants and the payment
                                         of the aggregate Subscription Price.

Method of Exercising
Subscription Rights....................  Subscription Rights may be exercised by properly completing, signing, and
                                         delivering the Subscription Warrant
                                         accompanying this Prospectus, together
                                         with payment in full of the aggregate
                                         Subscription Price by either bank
                                         certified check or cashier's check.
                                         See "The Subscription Offering --
                                         Method of Exercising Subscription
                                         Rights."

Expiration Date........................  Rights Holders will be able to exercise their Subscription Rights
                                         until 5:00 p.m., New York time, on
                                         ____________, 1996, unless such period
                                         is extended by the Company, at its
                                         option, to a date not later than
                                         __________,1996. See "The
                                         Subscription Offering --
                                         Amendments and Waivers; Early

                                         Termination." After the Expiration
                                         Date, except with respect to the
                                         Standby Purchasers, Subscription
                                         Rights will no longer be exercisable
                                         to purchase shares of Common Stock and
                                         will have no value. See "Foreign
                                         Restrictions and Undeliverable
                                         Subscription Warrants" below for a
                                         summary of the restrictions on the
                                         method of exercising Subscription
                                         Rights held by shareholders whose
                                         record addresses are outside of the
                                         continental United States or Canada,
                                         or are Army Post Office ("A.P.O.")
                                         or Fleet Post Office ("F.P.O.")
                                         addresses.

                                         Those Subscription Rights not
                                         exercised by a Rights Holder
                                         prior to the Expiration Date will be
                                         transferred without consideration
                                         and without further action by the
                                         Rights Holder to accounts maintained
                                         by the Subscription Agent for the
                                         benefit of the Standby Purchasers.

Amendments; Early Termination..........  The Company reserves the right to amend the terms and conditions of
                                         the Subscription Offering or to
                                         terminate the Subscription Offering
                                         at any time prior to delivery of the
                                         shares of Common Stock offered
                                         hereby. See "The Subscription Offering
                                         -- Amendments and Waivers; Early
                                         Termination."

Termination Date.......................  Unless earlier terminated by the
                                         Company, the Subscription Offering
                                         shall automatically terminate at
                                         5:00 p.m., New York time, on the
                                         ________ business day following the
                                         Expiration Date.

Foreign Restrictions and
Undeliverable Subscription
Warrants...............................  Subscription Warrants will not be mailed to Shareholders whose record
                                         addresses are outside the continental
                                         United States or Canada, or are A.P.O.
                                         or F.P.O. addresses. Such Subscription
                                         Warrants will be held by the
                                         Subscription Agent for such
                                         Shareholders' accounts until
                                         instructions are
                                         received to exercise or until the
                                         Subscription Rights expire.

No Fractional Subscription Rights......  No fractional Subscription Rights will be issued by the Company. The
                                         number of Subscription Rights
                                         distributed by the Company to each
                                         Shareholder will be rounded down to
                                         the nearest whole number.

NASDAQ Small Cap Market Symbol
for Common Stock.......................  AABC

CUSIP Number of Common Stock...........  00431F 10 5

Federal Income Tax
Considerations.........................  For United States federal income tax purposes, receipt of the Subscription
                                         Rights by Shareholders pursuant to
                                         the Subscription Offering should be
                                         treated as a nontaxable dividend
                                         distribution. See "Certain Federal
                                         Income Tax Considerations."

          SELECTED HISTORICAL FINANCIAL INFORMATION AND OPERATING DATA

The Company became the unitary thrift holding company for the Bank as a result of the consummation of an Agreement and Plan of Reorganization and related Plan of Merger on October 21, 1996 (the "Merger). The Company did not have any material assets prior to the Merger. Following the Merger, the Company's consolidated balance statement and income statement are not materially different from the Bank's statement of financial condition and statement of operations. The Company is the successor registrant to the Bank under the Securities Act of 1933. The following table sets forth selected consolidated historical financial and operating data for the Bank as of and for each of the five fiscal years ended December 31, 1995 and has been derived from and should be read in conjunction with the audited consolidated financial statements of the Bank and the unaudited consolidated interim financial and operating data as of September 30, 1996 and for each of the nine months ended September 30, 1995 and 1996. The following summary financial information is qualified in its entirety by and should be read in conjunction with the detailed information and financial statements of the Bank, including the notes thereto, which interim information is included in this Prospectus, and which annual information as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 accompany this Prospectus and are incorporated herein by reference. In the opinion of management of the Bank, all adjustments, consisting of normal recurring accruals, considered necessary for fair presentation have been included in the unaudited interim data. The financial information for the interim periods presented is not necessarily indicative of the results of operations which may be expected as of and for any other interim period or year as a whole.

                           For the nine months
SELECTED                   ended September 30               For the years ended December 31
 CONSOLIDATED             --------------------   -----------------------------------------------------
 OPERATING DATA:             1996       1995         1995       1994       1993       1992        1991
                             ----       ----         ----       ----       ----       ----        ----
                                           (dollars in thousands except per share data)
Interest income          $  5,638   $  6,460     $  8,417   $  7,888   $  8,538   $  10,608   $ 13,636
Interest expense            3,619      4,077        5,423      4,563      4,943       6,821     10,514
                         --------   --------     --------   --------   --------   ---------   --------
Net interest income
 before loan losses         2,019      2,383        2,994      3,325      3,595       3,787      3,122
   Provision for
    credit losses              (7)      --            (15)         4         21         386        425
                         --------   --------     --------   --------   --------   ---------   --------
Net interest income
 after provision for
 credit losses              2,026      2,383        3,009      3,321      3,574       3,401      2,697
   Net gain (loss) on
    mortgage loans
    held-for-sale              98         76          118        (19)       331         254        296
   Net gain (loss) on
    sale of securities        --        --           --            5        258        (124)       921
   Real estate operations,
    net                       (38)       (57)         (58)      (273)      (616)     (1,196)      (311)
   Other income, net          494        533          716        752        744         950        851
   Other expenses          (3,280)    (2,563)      (3,371)    (3,635)    (3,677)     (3,417)    (3,102)
                         --------   --------     --------   --------   --------   ---------   --------
Income (loss) before
 income taxes and
 extraordinary items         (700)       372          414        151        614        (132)     1,352
Income tax expense
 (benefit)                    --        --           --         (189)      --            --        472
Extraordinary items           --        --           --          --        --            --        344
                         --------   --------     --------   --------   --------   ---------   --------
Net income (loss)           $(700)      $372         $414       $340       $614       $(132)    $1,224
                         --------   --------     --------   --------   --------   ---------   --------
                         --------   --------     --------   --------   --------   ---------   --------
PER-SHARE DATA:
Weighted average
 shares outstanding       703,087    695,698      695,698    695,698    695,698     695,698    695,698
Earnings (loss) per
 share                   $  (1.00)  $   0.53     $   0.59   $   0.49   $   0.88      $(0.19)  $   1.76
                         --------   --------     --------   --------   --------   ---------   --------
                         --------   --------     --------   --------   --------   ---------   --------

                                       14


SELECTED                      September 30                            December 31
 CONSOLIDATED             --------------------   -----------------------------------------------------
 OPERATING DATA:             1996       1995         1995       1994       1993       1992        1991
                             ----       ----         ----       ----       ----       ----        ----
                                           (dollars in thousands except per share data)
Loans receivable,
 net                     $ 41,909   $ 33,996     $ 34,332   $ 35,670   $ 36,980   $ 45,027    $ 59,970
Loans held-for-sale           543        602          862        671      4,861      4,136       4,349
Mortgage-backed
 securities, net             --         --           --         --         --       57,511      49,482
Investment securities        --         --           --         --         --        9,384       8,440
Securities held-to-
 maturity                  31,399     70,827       36,404     77,505     65,909        --          --
Securities available-
 for-sale                  24,336      2,909       33,090      2,980     10,722        --          250
Real estate owned, net         68        439          114        421      2,967       5,669      7,593
Total assets              108,912    120,050      116,966    125,709    136,338     139,109    145,104
Deposits                  102,391    113,676      110,633    112,773    130,690     133,639    136,919
Borrowings                   --         --           --        7,400       --          --        2,000
Unrealized loss on
 securities available-
 for-sale, net               (327)      (187)        (204)      (363)       (28)        --         --

Stockholders' equity        4,991      5,595        5,620      5,048      5,043       4,458      4,590

Book value per share
 of Bank stock           $   6.82   $   8.04     $   8.08   $   7.26    $  7.25     $  6.41    $  6.60





                        For the nine months
SELECTED                 ended September 30               For the years ended December 31
 FINANCIAL RATIOS      --------------------    -----------------------------------------------------
 AND OTHER DATA:         1996       1995         1995       1994       1993       1992        1991
                         ----       ----         ----       ----       ----       ----        ----
                                        (dollars in thousands except per share data)
PERFORMANCE RATIOS:
Return on assets
 (ratio of net
 income/(loss) to
 average total assets)   (0.62)%    0.30%        0.34%      0.26%      0.45%      (0.09)%     0.79%
Interest rate spread
 information: Average
 during period            2.18      2.59         2.45       2.62       2.89        3.07       2.36
End of period             2.54      2.02         2.13       2.42       2.88        3.56       2.58
Net interest margin(1)    1.84      2.00         2.54       2.64       2.83        2.88       2.14
Ratio of operating
 expense to average
 total assets             2.94      2.13         2.83       2.98       3.12        3.25       2.30
Return on equity
 (ratio of net
 income/(loss) to
 average equity)        (13.20)     6.98         7.75       6.73      12.93       (2.92)     30.78

QUALITY RATIOS:
 Non-performing assets
 to total assets at
 end of period            1.58%     1.73%        1.44%      2.98%      4.54%       6.93%      7.46%
Allowance for credit
 losses to non-
 performing loans        24.16     21.36        25.36      12.29       8.22        5.55       8.11
Allowance for credit
 losses to total
 loans (2)                0.99      1.30         1.25       1.29       1.38        1.19       1.46

CAPITAL RATIOS:
Equity to total assets
 at the end of period     4.58%     4.66%        4.81%      4.02%      3.70%       3.20%      3.16%
Average equity to
 average assets           4.70      4.33         4.40       3.85       3.45        3.18       2.57
Ratio of average
 interest-earning
 assets to average
 interest-bearing
 liabilities            102.50    102.25       101.99     100.66      98.29       95.96      96.84

(1)  Net interest income divided by average interest earning assets
(2)  Excludes mortgage-backed securities

                                RISK FACTORS

With respect to the shares of Common Stock to be issued as described in this Prospectus, investors should carefully consider the following risk factors:

   1. DIVIDEND HISTORY AND DIVIDEND RESTRICTIONS. The Company cannot predict if or when it will pay dividends on the Common Stock in the future. In addition, if the Company were to issue any capital stock having a preference as to dividends over the Common Stock, which the Company's Certificate of Incorporation allows, the Common Stock may be subordinated as to the payment of dividends to such other capital stock. The Bank last paid a stock dividend in 1989 and a cash dividend in 1988. The Company's Board of Directors does not currently intend to declare any cash dividends at any time in the foreseeable future. The Company's ability to pay dividends to its stockholders depends primarily upon the Bank's ability to pay dividends on the Bank's common stock to the Company. Dividends paid by the Bank and the Company are subject to restrictions imposed by certain federal laws. In addition, the Bank has entered into a Supervisory Agreement with the OTS effective as of June 17, 1996, which agreement requires, among other things, that the Bank increase its capital. As a result, the Bank is unlikely to pay a dividend for the foreseeable future.

   2. MARKETABILITY OF COMMON STOCK. The Common Stock has been listed on the NASDAQ Small Cap Market in the same manner as the Bank's common stock was listed prior to October 21, 1996. The Common Stock has been registered under the provisions of the Exchange Act. It is expected that Common Stock will be at least as liquid as the Bank's common stock. However, there can be no assurance that an active and liquid trading market for the Common Stock will develop, or if developed, will be maintained.

   3. REGULATION AND SUPERVISION. Unitary thrift holding companies and savings banks operate in a highly regulated environment and are subject to extensive supervision and examination by several federal and state regulatory agencies. The Company is subject to the federal Home Owners Loan Act, as amended ("HOLA"), and to regulation and supervision by the OTS. As a federal savings bank, the Bank is subject to regulation and supervision by the OTS and, as a result of the insurance of its deposits, by the FDIC. In this regard, the OTS issued a Prompt Corrective Action Directive to the Bank in 1993, which was amended in 1994, and the Bank and OTS entered into a Supervisory Agreement effective as of June 17, 1996. Although the various laws and regulations which apply to the Company and the Bank are intended to ensure safe and sound banking practices, they are primarily intended to benefit depositors and the federal deposit insurance fund, and not the stockholders of the Company. The Company and the Bank are subject to changes in federal and state law, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and its subsidiaries in the future. See "Recent Developments" for a discussion of the recent legislation affecting the thrift industry and impacts on the Company and the Bank.

   4. NO PREEMPTIVE RIGHTS. The Certificate of Incorporation does not provide holders of Common Stock with a preemptive right to subscribe for additional shares of the securities of the Company upon additional issuance thereof. Thus, upon the issuance by the Company of any additional shares of Common Stock or any securities of the Company with conversion or voting rights, the holders of Common Stock may be unable to maintain their pro rata ownership interest or voting power in the Company.

   5. COMPETITION. The banking business is highly competitive and the profitability of the Company will depend principally upon the Bank's ability to compete in its market area. The Bank competes with other commercial and savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial institutions, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Bank. Some of these competitors may have greater financial and other resources than the Company. No assurances may be given concerning the Bank's competitive position in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that the United States Congress will not enact legislation that may further increase competitive pressures on the Bank. The Bank competes with other financial institutions on the basis of service, convenience and price. Due in part to both regulatory changes and consumer demands, banks have experienced increased competition from other financial and non-financial entities offering similar products which is expected to continue.

   6. ECONOMIC CONDITIONS. General economic conditions have a significant impact on the banking industry. The credit quality of the Bank's loan portfolio necessarily reflects, among other things, the general economic conditions in the areas in which it conducts its business. The financial success of the Company and the Bank depends somewhat on factors that are beyond the Company's control, including national and local economic conditions, the supply and demand for investable funds, interest rates, regulatory policies and federal, state and local laws affecting these matters. Any substantial deterioration in any of the foregoing conditions could have a material adverse effect on the Company's financial condition and results of operations, which in all likelihood, would adversely affect the market price of the Common Stock.

   7. MONETARY POLICY. The operating income and net income of the Bank will depend to a substantial extent on "rate differentials", i.e., the differences between the income the Bank receives from loans, securities and other earning assets, and the interest expense it pays to obtain deposits and other liabilities. These rates are highly sensitive to many factors which are beyond the control of the Company, including general economic conditions and the policies of various governmental and regulatory authorities. For example, in an expanding economy, loan demand usually increases and the interest rates charged on loans increase. Increases in the discount rate by the Federal Reserve Board usually lead to rising interest rates, which affect the interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds.

   8. ANTI-TAKEOVER PROVISIONS. The Company was incorporated under Delaware law. The Certificate of Incorporation, as well as certain Delaware and federal laws and regulations, could assist the Company in maintaining its status as an independent corporation. The Certificate of Incorporation provides for cumulative voting for directors and authorizes the Board of Directors of the Company to issue shares of preferred stock of the Company ("Company Preferred Stock") without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Company Preferred Stock that may be issued in the future. The issuance of Company Preferred Stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company. The Company has no present plans to issue any shares of Company Preferred Stock. These provisions in the Certificate of Incorporation may discourage potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors of the Company. In addition, federal law also requires the approval of the OTS prior to the acquisition of "control" of a thrift holding company.

   9. SHARES OF COMPANY STOCK ARE NOT DEPOSITS. The shares of Company Stock are not deposits and, accordingly, are not insured against loss by the FDIC.

  10. CAPITAL ADEQUACY AND LIQUIDITY. Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the regulations of the OTS, the Bank must have: (1) core capital equal to 3% of adjusted total assets; (2) tangible capital equal to 1.5% of adjusted total assets; and (3) total capital equal to 8.0% of risk-weighted assets, which includes off-balance sheet items. On November 28, 1994, the OTS announced its decision to immediately reverse its August 1993 interim policy requiring institutions to include unrealized gains and losses, net of income taxes, on available-for-sale debt securities in regulatory capital. Because this revised policy applies only to regulatory capital, however, institutions must continue to comply with Statement of Financial Accounting Standards (SFAS)
No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, for financial reporting purposes.

   A Prompt Corrective Action Directive ("PCAD") effective May 18, 1995 is in full force and effect which required the Bank to achieve the following capital ratios by June 30, 1995: 8% total risk-based capital, 4.0% Tier 1 ("core") risk-based capital ratio, and 4.0% leverage ratio. The Bank has exceeded these ratios for all quarters since December 31, 1994. The following table represents the Bank ratios through September 30, 1996:

                            %           %           %            %
      Ratio              Required    12-31-94    12-31-95     9-30-96
      -----              --------    --------    --------     -------
Core (RAP*) Capital        4.0         4.29        4.98        4.87
Leverage Ratio             4.0         4.29        4.98        4.87
Risk-based Capital         8.0        17.79       16.66       13.89

*"RAP" IS DEFINED AS "REGULATORY ACCOUNTING PRACTICES"

   Effective as of June 17, 1996 the Board and the OTS signed a Supervisory Agreement which states that it is of mutual benefit for the Bank to do the following:

   1. Complete and submit a revised business and capital plan which will:

               a.  Increase core capital to 6% as of December 31, 1996.

               b.  Increase core capital to 7% as of June 30, 1997.

   2. Create an asset/liability and investment committee of the Board to oversee and review pricing activities, investment selection and interest rate risk.

   3. Report quarterly on the Bank's operating results and explain variances of actual results to budgeted projections.

This agreement may be suspended in part or in whole by the OTS Regional Director. The Rights Offering constitutes a portion of the business and capital plan designed to meet the capital requirements under the Supervisory Agreement.

  11. DILUTION. Shareholders who do not exercise their Subscription Rights in full will suffer dilution in their voting rights and in their percentage interest in any future net earnings of the Company. All Shareholders will suffer a reduction in book value as a result of the sale of shares to subscribing Rights Holders at less than book value in the Subscription Offering.

   The following tables show the detail of such dilution (assuming, respectively, all Subscription Rights are exercised and half of the Subscription Rights are exercised):

NEW DILUTION (ASSUMING $5.25 SUBSCRIPTION PRICE)

                                  Number of
                                   Shares          Stockholders'      Per Share
FULLY SUBSCRIBED                 Outstanding          Equity          Book Value
                                 -----------       -------------      ----------
September 30, 1996 amounts         732,198          $ 4,991,276        $  6.82


                                                     Proforma          Proforma
                                                   Stockholders'       Per Share
                                                      Equity          Book Value
                                                   ------------       ----------
Rights offering @       $ 5.25
 per share                         732,198            3,844,040

Less estimated costs                                   (125,000)

Totals                           1,464,396          $ 8,710,316         $ 5.95


                                  Number of
                                   Shares          Stockholders'      Per Share
HALF SUBSCRIBED                  Outstanding          Equity          Book Value
                                 -----------       -------------      ----------

September 30, 1996 amounts         732,198          $ 4,991,276         $ 6.82


                                                     Proforma          Proforma
                                                   Stockholders'       Per Share
                                                      Equity          Book Value
                                                   ------------       ----------
Rights offering @       $ 5.25
 per share                         366,099            1,922,020

Less estimated costs                                   (125,000)

Totals                           1,098,297           $6,788,296         $ 6.18

NEW DILUTION (ASSUMING $5.50 SUBSCRIPTION PRICE)

                                  Number of
                                   Shares          Stockholders'      Per Share
FULLY SUBSCRIBED                 Outstanding          Equity          Book Value
                                 -----------       -------------      ----------
September 30, 1996 amounts         732,198         $ 4,991,276         $ 6.82


                                                     Proforma          Proforma
                                                   Stockholders'       Per Share
                                                      Equity          Book Value
                                                   ------------       ----------

Rights offering @       $ 5.50
 per share                         732,198           4,027,089

Less estimated costs                                  (125,000)

Totals                           1,464,396         $ 8,893,365         $ 6.07


                                  Number of
                                   Shares          Stockholders'      Per Share
HALF SUBSCRIBED                  Outstanding          Equity          Book Value
                                 -----------       -------------      ----------

September 30, 1996 amounts         732,198         $ 4,991,276         $ 6.82


                                                     Proforma          Proforma
                                                   Stockholders'       Per Share
                                                      Equity          Book Value
                                                   ------------       ----------
Rights offering @       $ 5.50
                                   366,099           2,013,545

Less estimated costs                                  (125,000)

Totals                           1,098,297         $ 6,879,821         $ 6.26

NEW DILUTION  (ASSUMING $5.75 SUBSCRIPTION PRICE)


                                  Number of
                                   Shares          Stockholders'      Per Share
FULLY SUBSCRIBED                 Outstanding          Equity          Book Value
                                 -----------       -------------      ----------
September 30, 1996 amounts         732,198         $ 4,991,276         $ 6.82


                                                     Proforma          Proforma
                                                   Stockholders'       Per Share
                                                      Equity          Book Value
                                                   ------------       ----------
Rights offering @       $ 5.75
 per share                         732,198           4,210,139

Less estimated costs                                  (125,000)

Totals                           1,464,396         $ 9,076,415         $ 6.20


                                  Number of
                                   Shares          Stockholders'      Per Share
FULLY SUBSCRIBED                 Outstanding          Equity          Book Value
                                 -----------       -------------      ----------
September 30, 1996 amounts         732,198         $ 4,991,276         $ 6.82


                                                     Proforma          Proforma
                                                   Stockholders'       Per Share
                                                      Equity          Book Value
                                                   ------------       ----------
Rights offering @       $ 5.75
 per share                         366,099          2,105,069

Less estimated costs                                 (125,000)

Totals                           1,098,297        $ 6,971,345          $ 6.35

   12. MINIMUM SIZE OF OFFERING. A minimum amount of proceeds of $1,500,000, including purchases by Standby Purchasers, is required for the Company to consummate the Subscription Offering. No assurance can be given regarding the amount of proceeds that the Company will receive from the Subscription Offering. See "The Subscription Offering." Other than with respect to Certain Holders and Directors (see "The Subscription Offering-Commitment of Certain Holders" and "The Subscription Offering-Commitment of Certain Directors"), the Company does not know if Rights Holders will exercise their Subscription Rights. The Company does not have a firm commitment from any person to purchase any shares of Common Stock that remain unsold after the termination of the Subscription Offering. (See, however, "Standby Purchase Agreements".)

   13. MARKET CONSIDERATIONS. It is possible that although a Rights Holder may subscribe for shares at a time when the Subscription Price is less than the prevailing market price, the market price of the Common Stock may decline during the subscription period after such Rights Holder exercises its Subscription Rights. The election of a Rights Holder to exercise Subscription Rights in the Subscription Offering is irrevocable. In addition, there can be no assurance that, following the Subscription Offering, a subscribing Rights Holder will be able to sell shares purchased in the Subscription Offering at a price equal to or greater than the Subscription Price. Moreover, until stock certificates are delivered, subscribing Rights Holders may not be able to sell the shares of Common Stock which they have purchased in the Subscription Offering.

   No interest will be paid to Rights Holders on funds delivered to the Subscription Agent pursuant to the exercise of Subscription Rights.

   14. SPECIAL CONSIDERATIONS AFFECTING THE FIRST SAVINGS BANK, F.S.B. PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN (THE "ESOP"). Generally, the shares of Common Stock held by the ESOP will be treated in the same manner as other shares of Common Stock under the Subscription Offering. Each participant who has shares of Common Stock allocated to his or her account in the ESOP will be provided the opportunity, pursuant to procedures established by the ESOP Trustee, to exercise the Basic Subscription Rights attributable to the shares of Common Stock held in the participant's account.

   The Company expects to submit a prohibited transaction exemption request on November 6, 1996 to the Department of Labor (the "DOL") with respect to the holding and exercise of Subscription Rights by the ESOP and by the ESOP participants. That prohibited transaction exemption request, if approved by the DOL, will be retroactively effective to the Expiration Date and will permit the holding and exercise of Subscription Rights by the ESOP and by the ESOP participants without involving a prohibited transaction. In the event the prohibited transaction exemption request is not approved by the DOL, any Subscription Rights exercised by the ESOP and the ESOP participants will be invalidated, and any Common Stock issued to the ESOP pursuant to the exercise of such Subscription Rights will be voided, and the aggregate Subscription Price paid by the ESOP to exercise such Subscription Rights will be returned to the Plan, without interest.

   15. RIGHT TO TERMINATE AND AMEND THE SUBSCRIPTION OFFERING. The Company expressly reserves the right, in its sole discretion, at any time prior to delivery of the shares of Common Stock offered in the Subscription Offering, to terminate the Subscription Offering by giving oral or written notice thereof to the Subscription Agent and making a public announcement thereof. If the Subscription Offering is so terminated, all funds received from Rights Holders will be promptly refunded, without interest. The Company also reserves the right to amend the terms and conditions of the Subscription Offering. See "The Subscription Offering -Amendments and Waivers; Early Termination."

                              RECENT DEVELOPMENTS

  The Bank is a member of the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. Deposits in the Bank are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the U.S. Government. On September 30, 1996, the Economic
Growth and Regulatory Paperwork Reduction Act of 1996 (the "Act") was passed.
 The Act contains a comprehensive approach to recapitalize the SAIF and assure payment of the Financing Corporation Funding ("FICO") obligations. A key provision of Subtitle G of the Act imposed a special assessment on SAIF assessable deposits held in the Bank as of March 31, 1995. The "Special SAIF Assessment Statement" received by the Bank was for $761,685, which represents a charge of .006570 on an Assessment Deposit Base of $115,933,923 as of March 31, 1995. This charge was accrued by the Bank as an Insurance Fund Expense in the third quarter ending September 30, 1996. The charge is payable November 27, 1996.

   Other key provisions of SAIF/FICO reform are summarized as follows:

      1. The FICO obligation is to be shared by SAIF and Bank Insurance Fund ("BIF") insured institutions beginning January 1 1997.

      2. The BIF and SAIF are to be merged into a new Deposit Insurance Fund ("DIF") effective January 1, 1999, if saving associations do not exist.

      3. Creation of SAIF Special Reserve.

      4. Refund of amounts in DIF in excess of Designated Reserve Amount.

      5. Assessment Rates for SAIF members may not be less than Assessment Rates for BIF members.

      6. Assessments authorized only if needed to maintain the reserve ratio of the Deposit Insurance Fund.

      7. The Secretary of Treasury is to report to Congress by March 31, 1997 on issues relevant to a common depository institution charter.

      8. The Special Assessments may be deducted as a trade or business expense in the year paid.

   In addition, the law significantly expands the authority of the Bank to make consumer and commercial loans. The primary changes are as follows:

      1. To permit credit card loans to count as qualified thrift investments without Qualified Thrift Lender ("QTL") limits;

      2. To permit education loans to be made without QTL limits;

      3. To increase the current 10% of asset limit to 20% on commercial loans;

      4. To expand other consumer loans (excluding credit card and education loans) QTL limits from 10% to 20%;

      5. To expand interstate branching if QTL test is met and if a state thrift from the federal thrift's home state could branch into that other state.

                          THE SUBSCRIPTION OFFERING

   The Company is offering (the "Subscription Offering") up to 732,198 shares of its Common Stock, $.01 par value ("Common Stock"), to holders of record of its Common Stock (the "Shareholders") at the close of business on _________ (the "Record Date"), pursuant to subscription rights (the "Subscription Rights"). The subscription price is _____ per share (the "Subscription Price"). Holders of Subscription Rights (collectively, the "Rights Holders") will be able to exercise their Subscription Rights until 5:00 p.m., New York time, on _________,1996 (such date, as it may be extended by the Company to a date not later than __________, 1996, being the "Expiration Date"). See "The Subscription Offering - Amendments and Waivers; Early Termination." Subscription Rights not exercised by 5:00 p.m., New York time, on the Expiration Date will be void. After the Expiration Date, Subscription Rights will no longer be exercisable to purchase shares of Common Stock and will have no value. The term "Shareholder" includes financial institutions that are participants in a securities depository, such as The Depository Trust Company, and that held shares of Common Stock on the Record Date in such securities depository. The Subscription Rights are non-transferable, except to the Standby Purchasers (as defined herein) (see "Standby Purchase Agreements"). The Company intends to offer, by means of this Prospectus, shares remaining, after the Subscription Offering and sales to Standby Purchasers, to other investors at the Subscription Price. Such investors may also include existing shareholders.

PURPOSE OF OFFERING

   The primary purpose of the Subscription Offering is to enable the Company to infuse additional capital into the Bank so that the Bank will be in compliance with all regulatory capital requirements. See "Use Of Proceeds" for a discussion of the Company's intended use of the proceeds from the Subscription Offering.

SUBSCRIPTION RIGHTS

   For each one share of Common Stock held of record as of the close of business on the Record Date, a Shareholder will receive one Subscription Right. No fractional Subscription Rights will be issued by the Company. The number of Subscription Rights distributed by the Company to each Shareholder will be rounded down to the nearest whole number. Each Rights Holder will have the right to purchase one share of Common Stock for each Subscription Right. Rights Holders are entitled to subscribe for all, or any portion of, the shares of Common Stock underlying their Subscription Rights.
Subscription Rights are evidenced by subscription warrants ("Subscription Warrants") which are being distributed to the Company's Shareholders contemporaneously with the delivery of this Prospectus.

STANDBY PURCHASE AGREEMENTS

   The Company expects to negotiate the terms of Standby Purchase Agreements with institutional investors as Standby Purchasers. It is anticipated that the Standby Purchasers severally and irrevocably will agree, subject to certain conditions, to acquire from the Company at the Subscription Price per share, 100,000 shares, if such shares remain available after the exercise of Rights pursuant to the Subscription Rights. It is expected that the purchase of these shares by the Standby Purchasers will be effected through the transfer of those Rights not exercised by Rights Holders prior to the Expiration Date pursuant to the Subscription Rights (the "Unexercised Rights") to the Standby Purchasers and the exercise by the Standby Purchasers of those transferred Unexercised Rights.

COMMITMENT OF CERTAIN RIGHTS HOLDERS

   Certain Rights Holders are expected to commit irrevocably to purchase, in the aggregate, 100,000 shares in the Rights Offering, which represents 92% of the shares that may be acquired by them upon the exercise of their Subscription Rights. The aggregate purchase price represented by these commitments is approximately $_________ million. Such purchasers may be subject to certain regulatory limitations. See "The Subscription Offering - Regulatory Limitation" and "Regulation and Supervision - Regulation of the Company."

COMMITMENT OF DIRECTORS

   Directors of the Bank are expected to commit irrevocably, to purchase, in the aggregate, 70,000 shares in the Rights Offering, which represents 75% of the shares that may be acquired by them upon the exercise of their Subscription Rights. The aggregate purchase price represented by these commitments is ____________.

ADDITIONAL INVESTORS

   The Company intends to offer, by means of this Prospectus, shares remaining, after the Subscription Offering and sales to Standby Purchasers, to other investors at the Subscription Price. Such investors may also include existing shareholders.

NO FRACTIONAL SUBSCRIPTION RIGHTS

   No fractional Subscription Rights will be issued by the Company. The number of Subscription Rights distributed by the Company to each Shareholder will be rounded down to the nearest whole number.

METHOD OF EXERCISING SUBSCRIPTION RIGHTS

   Subscription Rights may be exercised by properly completing, signing, and delivering the Subscription Warrant accompanying this Prospectus, together with payment in full of the aggregate Subscription Price for shares of Common Stock subscribed for pursuant to Subscription Rights. Subscription Warrants and payments must be received by the Subscription Agent before 5:00 p.m., New York time, on the Expiration Date, at the address provided below under "Subscription Agent." Payment of the aggregate Subscription Price must be made in United States dollars and must be made by bank certified check or cashier's check, payable to the order of the Subscription Agent. ONCE A HOLDER HAS EXERCISED A SUBSCRIPTION RIGHT, THE EXERCISE IS IRREVOCABLE UNLESS, IN THE JUDGMENT OF THE COMPANY, THERE IS A MATERIAL AMENDMENT TO THE SUBSCRIPTION OFFERING AND THE SUBSCRIPTION RIGHT IS EXERCISED BEFORE SUCH AMENDMENT. See "Amendments and Waivers; Early Termination" below. See "Foreign Restrictions and Undeliverable Subscription Warrants" below for a discussion of restrictions on the method of exercising Subscription Rights held by Shareholders whose record addresses are outside of the continental United States or Canada, or are A.P.O. or F.P.O. addresses.

   The method of delivery of Subscription Warrants and payments of any Subscription Price to the Subscription Agent is at the risk of the Rights Holder. The Company suggests that Express Mail or similar overnight carrier be used to ensure timely delivery. If delivery is made by regular mail service, the use of registered or certified mail, return receipt requested, properly insured, is recommended. COMPLETED SUBSCRIPTION WARRANTS AND PAYMENTS SHOULD BE MAILED OR DELIVERED TO THE SUBSCRIPTION AGENT AND NOT TO THE COMPANY. QUESTIONS GENERALLY REGARDING THE SUBSCRIPTION OFFERING SHOULD BE DIRECTED TO THE COMPANY.

LATE DELIVERY OF SUBSCRIPTION WARRANTS

   If, prior to 5:00 p.m., New York time, on the Expiration Date, the Subscription Agent has received full payment as specified above for the total number of shares of Common Stock subscribed for, together with a letter or telegram from a bank or trust company or a member of a national securities exchange in the United States stating the name of the subscriber, the number of Subscription Rights represented by the Subscription Warrant, and the number of shares of Common Stock subscribed for, and guaranteeing that the Subscription Warrant will be delivered to the Subscription Agent within five business days after Subscription Agent's receipt of payment, such subscription will be accepted by the Subscription Agent, subject to the withholding of the stock certificates representing the shares of Common Stock subscribed for pending receipt of the duly executed Subscription Warrant within such five day period.

DELIVERY OF STOCK CERTIFICATES; REFUNDS

   Certificates representing shares of Common Stock subscribed for and issued will be mailed promptly after the Expiration Date (i.e., within three business days following the Expiration Date or, where permitted, within three business days following the late delivery of Subscription Warrants). Certificates for shares of Common Stock issued pursuant to the exercise of Subscription Rights will be registered in the name of the Rights Holder exercising such Subscription Rights. The Subscription Agent will place all proceeds of the Subscription Offering into an escrow account until such funds are transferred to the Company or refunded to Rights Holders at the completion or termination of the Subscription Offering. No interest will be paid to Rights Holders on funds delivered to the Subscription Agent pursuant to the exercise of the Subscription Rights. The shares of Common Stock subscribed for pursuant to the Subscription Offering will be issued and sold as of the Expiration Date.

TERMINATION DATE

   Unless earlier terminated by the Company, the Subscription Offering will automatically terminate at 5:00 p.m., New York time, on the ____th day following the Expiration Date. See "Amendments and Waivers; Early
Termination" below.

FOREIGN RESTRICTIONS AND UNDELIVERABLE SUBSCRIPTION WARRANTS

   Because of the short exercise period for the Subscription Rights, Subscription Warrants will not be mailed to Shareholders whose record addresses are outside the continental United States or Canada, or are A.P.O. or F.P.O. addresses. Subscription Warrants will be held by the Subscription Agent for such Shareholders' respective accounts until instructions are received to exercise the Subscription Rights. If no instructions have been received by ___________, New York time, on the Expiration Date, the Subscription Rights of those Shareholders, together with the Subscription Rights of those Shareholders whose addresses are not known by the Company or the Subscription Agent or to whom delivery of a Subscription Warrant could not be made, will expire.

PARTIAL EXERCISE OF RIGHTS

   Rights Holders who elect to exercise their Subscription Rights in part may do so by delivering to the Subscription Agent at the address set forth under "Subscription Agent" below, a Subscription Warrant that has been properly endorsed for partial subscription.

AMENDMENTS AND WAIVERS; EARLY TERMINATION

   The Company reserves the right to automatically extend the Expiration Date to a date not later than __________________, and to otherwise amend the terms and conditions of the Subscription Offering, whether the amended terms are less or more favorable to the Rights Holders. If any such amendment to the terms and conditions of the Subscription Offering constitutes, in the judgment of the Company, a material adverse change to Rights Holders, the Company will deliver to Shareholders a new prospectus incorporating such amendment and the Company will set a new expiration date which will be a minimum of ten business days from the date of the amended prospectus and not later than __________________. Properly completed subscriptions received or in transit prior to such amendment, unless revoked before the new expiration date, will be honored.

   All questions as to the validity, form, eligibility (including time of receipt and record ownership), and acceptance of any exercise of Subscription Rights shall be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the right to reject any exercise if such exercise is not in accordance with the terms of the Subscription Offering or not in proper form or if the acceptance thereof or the issuance of shares of Common Stock pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any deficiency or irregularity with respect to the exercise of any Subscription Warrant.

   The Company reserves the right, in its sole discretion, at any time prior to delivery of the shares of Common Stock offered hereby, to terminate the Subscription Offering by giving oral or written notice thereof to the Subscription Agent and making a public announcement thereof. If the

Subscription Offering is so terminated, all funds received from Rights Holders will be promptly refunded, without interest.

DETERMINATION OF SUBSCRIPTION PRICE AND FAIRNESS OPINION

   The Subscription Price will be determined by the Company in consultation with its financial advisor, ________________ ("Financial Advisor"). In determining the Subscription Price, the Company will consider, among other things, such factors as the prevailing market price and book value of the Company's Common Stock, the business prospects of the Company and the Bank, and the general condition of the securities markets.

   The Company expects to receive from the Financial Advisor an opinion to the effect that based on, among other things, the trading history of the Common Stock and the Bank's common stock, the publicly available financial information regarding the Company and the Bank, discussions with management regarding the terms of the Subscription Offering, and a review of the terms and conditions of rights offerings of other publicly traded companies, the consideration to be received pursuant to the Subscription Offering and the terms and conditions that exist as of the date of the opinion, taken as a whole, will be fair from a financial point of view to the shareholders of the Company. The full text of the Financial Advisor's opinion will be set forth as an Appendix to this Prospectus and should be read in its entirety with respect to the assumptions made and other matters considered and limitations on the review undertaken. The Company has agreed to pay the Financial Advisor $17,500 as financial advisory fees for its services. In addition, the Financial Advisor will be indemnified against certain liabilities, including liabilities under the securities laws.

MARKET CONDITIONS

   It is possible that a Rights Holder may subscribe for shares of Common Stock at a time when the Subscription Price is less than the prevailing market price. The market price of the Common Stock, however, may decline during the subscription period after such Rights Holder exercises its Subscription Rights. The election of a Rights Holder to exercise Subscription Rights in the Subscription Offering is irrevocable unless, in the judgment of the Company, there is a material amendment to the Subscription Offering and the Subscription Rights were exercised before such amendment. See "Amendments and Waivers; Early Termination" above. In addition, there can be no assurance that following the Subscription Offering a subscribing Rights Holder will be able to sell shares purchased in the Subscription Offering at a price equal to or greater than the Subscription Price. Moreover, until certificates are delivered, subscribing Rights Holders may not be able to sell the shares of Common Stock which they have purchased in the Subscription Offering. Certificates representing shares of Common Stock issued in the Subscription Offering will be mailed to subscribing Rights Holders at the addresses appearing on their Subscription Warrant promptly following the Expiration Date (i.e., within three business days following the Expiration Date or, where permitted, within three business days following the late delivery of Subscription Warrants). See "Late Delivery of Subscription Warrants" above.

REGULATORY LIMITATION

The Company will not be required to issue Subscription Rights or shares of Common Stock pursuant to the Subscription Offering to any Rights Holder to whom such issuance is prohibited by law or regulation or to anyone who would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, on the Expiration Date, such clearance or approval has not been obtained. See "Regulation And Supervision -Regulation of the Company".

NO BOARD OR FINANCIAL ADVISOR RECOMMENDATION

   An investment in the Common Stock must be made pursuant to each investor's evaluation of its, his, or her best interests. ACCORDINGLY, NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR ITS FINANCIAL ADVISOR MAKES ANY
RECOMMENDATION TO THE RIGHTS HOLDERS REGARDING WHETHER THEY SHOULD EXERCISE THEIR SUBSCRIPTION RIGHTS.

NO FIRM COMMITMENT TO PURCHASE UNSUBSCRIBED SHARES

   The Company does not have a firm commitment from any person to purchase any shares of Common Stock which remain unsubscribed after the Expiration Date. See, however, "Standby Purchase Agreements".

SUBSCRIPTION AGENT

   The Bank will act as the Company's agent to accept exercises of Subscription Rights. All communications to the Subscription Agent, including the delivery of Subscription Warrants and payment of the aggregate Subscription Price, should be addressed as follows:

                             First Savings Bank, F.S.B.
                             801 Pile Street
                             Clovis, New Mexico  88101

                            THE COMPANY

   The Company was incorporated as a business corporation under the laws of the State of Delaware on August 27, 1996, for the purpose of serving as a unitary thrift holding company for the Bank under HOLA. The Company owns 100% of the outstanding capital stock of the Bank. The Company's principal executive offices, are located at 801 Pile Street, Clovis, New Mexico 88101. The Company's telephone number is (505) 762-4417.

   Although the Company has no present plans to engage in any activity other than the ownership and operation of the Bank, one of the benefits of organizing the Company as a unitary thrift holding company was to make possible, if favorable business opportunities arise in the future, the growth and increased potential of the stockholders' investment through transactions such as the acquisition of other financial institutions or the expansion of services offered to customers of the Bank into one or more of the areas of activities permitted for a unitary thrift holding company. In addition, the Company will have more flexibility in meeting any future financing needs through borrowings or debt or equity financings. Some or all of the foregoing will be subject to compliance with certain regulatory and other restrictions. Since for the near term the principal business of the Company will be the current ongoing business of the Bank, the competitive conditions to be encountered by the Company will be the same or similar to those faced by the Bank.

   Because the Company is a newly-formed corporation with no operating history, historical information with respect to legal proceedings, financial data or accountants, management's discussion of operations, dividends and other matters is not available. The Company Stock has been listed on the NASDAQ Small Cap Market in a manner similar to that of the Bank common stock prior to October 21, 1996, the date of the merger which resulted in the Company becoming a unitary thrift holding company. The Company does not have any record of paying dividends. See "Dividends."

   At the present time, the Company does not intend to employ any persons other than its management. The Company may utilize the administrative staff of the Bank from time to time without compensation therefor. If the Company acquires other financial institutions or pursues other lines of business, it may at such time hire additional employees or management officials.

                              USE OF PROCEEDS

   The net proceeds from the sale of the Common Stock in the Subscription Offering will be used, first, to infuse capital into the Bank to meet OTS requirements, and, second, to the extent available, for general corporate purposes, which may include financing of possible future acquisitions of other banking institutions or related businesses and technology enhancements. The Supervisory Agreement with the OTS provides for the Bank to increase its core capital position to 6% by December 31, 1996 and to a level of 7% no later than June 30, 1997. At the present time, the Company does not have any specific plans, agreements, or understandings, written or oral, pertaining to the proposed acquisition of any banking institution or related business.

   With the completion of the Subscription Offering, assuming the minimum required subscriptions, and the capital contribution by the Company to the Bank, the Bank will have achieved the capital level required by the OTS as of December 31, 1996. Additional capital may be required to meet the June 30, 1997 required capital level. The PCAD will remain in effect until terminated, modified or suspended by the OTS. Upon completion of the Subscription Offering, the Bank intends to apply to the OTS to be released from the PCAD and the Supervisory Agreement, assuming the required capital is raised. However, there can be no assurance that the minimum required capital will be raised or that the OTS will release the Bank from the PCAD or the Supervisory Agreement.

                                 CAPITALIZATION


Capitalization (Assuming a $5.75 Subscription Price)

The following tables set forth the consolidated capitalization of the Bank as of September 30, 1996, as adjusted to 1) reflect the pro forma consolidation with the Company as of that date, and 2) give effect to the issuance of the Common Stock in the Subscription Offering (assuming, respectively, all Subscription Rights are exercised and half of the Subscription Rights are exercised). The tables should be read in conjunction with the detailed information and consolidated financial statements of the Bank included in the prospectus. The capitalization, as adjusted, is presented for informational purposes only and is not necessarily indicative of the capitalization, that would have occurred if the Subscription Offering had been consummated on September 30, 1996, nor is it indicative of the future capitalization of the Company.

                                                               As of September 30, 1996
                                                           ------------------------------
FULLY SUBSCRIBED                                              Actual       As Adjusted (1)
                                                           ------------    --------------

Liabilities:
 Deposits (2)                                              $102,391,176      $102,391,176
 Accrued interest and other liabilities                       1,043,687         1,043,687
 Advance payments by borrowers for taxes and insurance          486,205           486,205
                                                           ------------      ------------
  Total liabilities                                         103,921,068       103,921,068
                                                           ------------      ------------

Stockholders' Equity:
 Preferred stock (3)                                       $          -      $          -
 Common stock $1 par value
  authorized 6,000,000 shares
  issued 732,198 shares                                    $    732,198            14,644
  (as adjusted:  $.01 par value, 1,464,396 issued)
 Capital in excess of par value                               6,294,701        11,097,394
 Accumulated deficit                                         (1,708,736)       (1,708,736)
 Unrealized loss on securities available-for-sale, net         (326,887)         (326,887)
                                                           ------------      ------------
  Total stockholders' equity                                  4,991,276         9,076,415
                                                           ------------      ------------
    Total capitalization                                   $108,912,344      $112,997,483
                                                           ------------      ------------
                                                           ------------      ------------

(1) Adjusted to reflect the consolidation of the Bank with the Company as of September 30, 1996 and the issuance of 732,198 shares of Common Stock by the Company assuming: (a) exercise of all Subscription Rights; (b) an issue price of $5.75 per share in the Subscription Offering; and (c) aggregate estimated selling costs attributed to the Subsciption Offering of $125,000.

(2) Withdrawal from deposits for the purchase of common stock have not been reflected in these adjustments. Any withdrawals reduce pro forma capitalization by the amount of such withdrawals.

(3) The Bank has no outstanding Preferred Stock. As adjusted, the Company has 4,000,000 shares of Preferred Stock, $.01 par value, authorized with no shares having been issued.

                                                               As of September 30, 1996
                                                           ------------------------------
HALF SUBSCRIBED                                               Actual       As Adjusted (1)
                                                           ------------    --------------
Liabilities:
 Deposits (2)                                              $102,391,176      $102,391,176
 Accrued interest and other liabilities                       1,043,687         1,043,687
 Advance payments by borrowers for taxes and insurance          486,205           486,205
                                                           ------------      ------------
  Total liabilities                                         103,921,068       103,921,068
                                                           ------------      ------------

Stockholders' Equity:
 Preferred stock (3)                                       $          -      $      -
 Common stock $1 par value
  authorized 6,000,000 shares
  issued 732,198 shares                                    $    732,198            10,983
  (as adjusted: $.01 par value, 1,098,297 issued)
 Capital in excess of par value                               6,294,701         8,995,985
 Accumulated deficit                                         (1,708,736)       (1,708,736)
 Unrealized loss on securities available-for-sale, net         (326,887)         (326,887)
                                                           ------------      ------------
  Total stockholders' equity                                  4,991,276         6,971,345
                                                           ------------      ------------
    Total capitalization                                   $108,912,344      $110,892,413
                                                           ------------      ------------
                                                           ------------      ------------

(1) Adjusted to reflect the consolidation of the Bank with the Company as of September 30, 1996 and the issuance of 366,099 shares of Common Stock by the Company assuming: (a) exercise of 1/2 of Subscription Rights;
    (b) an issue price of $5.75 per share in the Subscription Offering; and
    (c) aggregate estimated selling costs attributed to the Subsciption Offering of $125,000.

(2) Withdrawal from deposits for the purchase of common stock have not been reflected in these adjustments. Any withdrawals reduce pro forma capitalization by the amount of such withdrawals.

(3) The Bank has no outstanding Preferred Stock.  As adjusted, the Company has
    4,000,000 shares of Preferred Stock, $.01 par           value, authorized
    with no shares having been issued.

Capitalization (Assuming a $5.50 Subscription Price)

The following tables set forth the consolidated capitalization of the Bank as of September 30, 1996, as adjusted to 1) reflect the pro forma consolidation with the Company as of that date, and 2) give effect to the issuance of the Common Stock in the Subscription Offering (assuming, respectively, all Subscription Rights are exercised and half of the Subscription Rights are exercised). The tables should be read in conjunction with the detailed information and consolidated financial statements of the Bank included in the prospectus. The capitalization, as adjusted, is presented for informational purposes only and is not necessarily indicative of the capitalization, that would have occurred if the Subscription Offering had been consummated on September 30, 1996, nor is it indicative of the future capitalization of the Company.

                                                               As of September 30, 1996
                                                           ------------------------------
FULLY SUBSCRIBED                                              Actual       As Adjusted (1)
                                                           ------------    --------------
Liabilities:
 Deposits (2)                                              $102,391,176      $102,391,176
 Accrued interest and other liabilities                       1,043,687         1,043,687
 Advance payments by borrowers for taxes and insurance          486,205           486,205
                                                           ------------      ------------
  Total liabilities                                         103,921,068       103,921,068
                                                           ------------      ------------

Stockholders' Equity:
 Preferred stock (3)                                       $          -      $      -
 Common stock $1 par value
  authorized 6,000,000 shares
  issued 732,198 shares                                    $    732,198            14,644
  (as adjusted:  $.01 par value, 1,464,396 issued)
 Capital in excess of par value                               6,294,701        10,914,344
 Accumulated deficit                                         (1,708,736)       (1,708,736)
 Unrealized loss on securities available-for-sale, net         (326,887)         (326,887)
                                                           ------------      ------------
  Total stockholders' equity                                  4,991,276         8,893,365
                                                           ------------      ------------
    Total capitalization                                   $108,912,344      $112,814,433
                                                           ------------      ------------
                                                           ------------      ------------

(1) Adjusted to reflect the consolidation of the Bank with the Company as of September 30, 1996 and the issuance of 732,198 shares of Common Stock by the Company assuming: (a) exercise of all Subscription Rights;
    (b) an issue price of $5.50 per share in the Subscription Offering; and
    (c) aggregate estimated selling costs attributed to the Subsciption Offering of $125,000.

(2) Withdrawal from deposits for the purchase of common stock have not been reflected in these adjustments. Any withdrawals reduce pro forma capitalization by the amount of such withdrawals.

(3) The Bank has no outstanding Preferred Stock. As adjusted, the Company has 4,000,000 shares of Preferred Stock, $.01 par value, authorized with no shares having been issued.

                                                               As of September 30, 1996
                                                           ------------------------------
HALF SUBSCRIBED                                               Actual       As  Adjusted (1)
                                                           ------------    --------------
Liabilities:
 Deposits (2)                                              $102,391,176      $102,391,176
 Accrued interest and other liabilities                       1,043,687         1,043,687
 Advance payments by borrowers for taxes and insurance          486,205           486,205
                                                           ------------      ------------
  Total liabilities                                         103,921,068       103,921,068
                                                           ------------      ------------

Stockholders' Equity:
 Preferred stock (3)                                       $          -      $      -
 Common stock $1 par value
  authorized 6,000,000 shares
  issued 732,198 shares                                    $    732,198            10,983
  (as adjusted: $.01 par value, 1,098,297 issued)
 Capital in excess of par value                               6,294,701         8,904,461
 Accumulated deficit                                         (1,708,736)       (1,708,736)
 Unrealized loss on securities available-for-sale, net         (326,887)         (326,887)
                                                           ------------      ------------
  Total stockholders' equity                                  4,991,276         6,879,821
                                                           ------------      ------------
    Total capitalization                                   $108,912,344      $110,800,889
                                                           ------------      ------------
                                                           ------------      ------------

(1) Adjusted to reflect the consolidation of the Bank with the Company as of September 30, 1996 and the issuance of 366,099 shares of Common Stock by the Company assuming: (a) exercise of 1/2 of Subscription Rights;
    (b) an issue price of $5.50 per share in the Subscription Offering; and
    (c) aggregate estimated selling costs attributed to the Subsciption Offering of $125,000.

(2) Withdrawal from deposits for the purchase of common stock have not been reflected in these adjustments. Any withdrawals reduce pro forma capitalization by the amount of such withdrawals.

(3) The Bank has no outstanding Preferred Stock. As adjusted, the Company has 4,000,000 shares of Preferred Stock, $.01 par value, authorized with no shares having been issued.

Capitalization (Assuming a $5.25 Subscription Price)

The following tables set forth the consolidated capitalization of the Bank as of September 30, 1996, as adjusted to 1) reflect the pro forma consolidation with the Company as of that date, and 2) give effect to the issuance of the Common Stock in the Subscription Offering (assuming, respectively, all Subscription Rights are exercised and half of the Subscription Rights are exercised). The tables should be read in conjunction with the detailed information and consolidated financial statements of the Bank included in the prospectus. The capitalization, as adjusted, is presented for informational purposes only and is not necessarily indicative of the capitalization, that would have occurred if the Subscription Offering had been consummated on September 30, 1996, nor is it indicative of the future capitalization of the Company.

                                                               As of September 30, 1996
                                                           ------------------------------
FULLY SUBSCRIBED                                              Actual       As Adjusted (1)
                                                           ------------    --------------
Liabilities:
 Deposits (2)                                              $102,391,176      $102,391,176
 Accrued interest and other liabilities                       1,043,687         1,043,687
 Advance payments by borrowers for taxes and insurance          486,205           486,205
                                                           ------------      ------------
  Total liabilities                                         103,921,068       103,921,068
                                                           ------------      ------------

Stockholders' Equity:
 Preferred stock (3)                                       $          -      $      -
 Common stock $1 par value
  authorized 6,000,000 shares
  issued 732,198 shares                                    $    732,198            14,644
  (as adjusted:  $.01 par value, 1,464,396 issued)
 Capital in excess of par value                               6,294,701        10,731,295
 Accumulated deficit                                         (1,708,736)       (1,708,736)
 Unrealized loss on securities available-for-sale, net         (326,887)         (326,887)
                                                           ------------      ------------
  Total stockholders' equity                                  4,991,276         8,710,316
                                                           ------------      ------------
    Total capitalization                                   $108,912,344      $112,631,384
                                                           ------------      ------------
                                                           ------------      ------------

(1) Adjusted to reflect the consolidation of the Bank with the Company as of September 30, 1996 and the issuance of 732,198 shares of Common Stock by the Company assuming: (a) exercise of all Subscription Rights;
    (b) an issue price of $5.25 per share in the Subscription Offering;
    and (c) aggregate estimated selling costs attributed to the Subsciption Offering of $125,000.

(2) Withdrawal from deposits for the purchase of common stock have not been reflected in these adjustments. Any withdrawals reduce pro forma capitalization by the amount of such withdrawals.

(3) The Bank has no outstanding Preferred Stock. As adjusted, the Company has 4,000,000 shares of Preferred Stock, $.01 par value, authorized with no shares having been issued.

                                                               As of September 30, 1996
                                                           ------------------------------
HALF SUBSCRIBED                                               Actual       As Adjusted (1)
                                                           ------------    --------------
Liabilities:
 Deposits (2)                                              $102,391,176      $102,391,176
 Accrued interest and other liabilities                       1,043,687         1,043,687
 Advance payments by borrowers for taxes and insurance          486,205           486,205
                                                           ------------      ------------
  Total liabilities                                         103,921,068       103,921,068
                                                           ------------      ------------

Stockholders' Equity:
 Preferred stock (3)                                       $          -      $      -
 Common stock $1 par value
  authorized 6,000,000 shares
  issued 732,198 shares                                    $    732,198            10,983
  (as adjusted: $.01 par value, 1,098,297 issued)
 Capital in excess of par value                               6,294,701         8,812,936
 Accumulated deficit                                         (1,708,736)       (1,708,736)
 Unrealized loss on securities available-for-sale, net         (326,887)         (326,887)
                                                           ------------      ------------
  Total stockholders' equity                                  4,991,276         6,788,296
                                                           ------------      ------------
    Total capitalization                                   $108,912,344      $110,709,364
                                                           ------------      ------------
                                                           ------------      ------------

(1) Adjusted to reflect the consolidation of the Bank with the Company as of September 30, 1996 and the issuance of 366,099 shares of Common Stock by the Company assuming: (a) exercise of 1/2 of Subscription Rights;
    (b) an issue price of $5.25 per share in the Subscription Offering; and
    (c) aggregate estimated selling costs attributed to the Subsciption Offering of $125,000.

(2) Withdrawal from deposits for the purchase of common stock have not been reflected in these adjustments. Any withdrawals reduce pro forma capitalization by the amount of such withdrawals.

(3) The Bank has no outstanding Preferred Stock. As adjusted, the Company has 4,000,000 shares of Preferred Stock, $.01 par value, authorized with no shares having been issued.

                   MARKET PRICE AND DIVIDENDS ON THE COMMON STOCK

   The Common Stock of the Bank was traded in the over-the-counter market on the NASDAQ Small Cap Market under the symbol "FSBC," and the Common Stock of the Company is traded in the over-the-counter market on the NASDAQ Small Cap Market under the symbol "AABC". The following table sets forth the high and low sales prices of the Common Stock and the common stock of the Bank prior to the formation of the Company as a unitary thrift holding company as quoted on the NASDAQ Small Cap Market, and the cash dividends declared per share of the Common Stock for the periods indicated.

                                                        Price Range
                                                -----------------------------
                                                                    Dividends
                                                High     Low        Per Share
                                                ----     ---        ---------

1993
     First Quarter                             $2.39    $2.25          --
     Second Quarter                            $2.50    $2.25          --
     Third Quarter                             $2.75    $2.75          --
     Fourth Quarter                            $3.50    $3.25          --

1994
     First Quarter                             $5.00    $3.50          --
     Second Quarter                            $5.50    $4.25          --
     Third Quarter                             $7.50    $4.75          --
     Fourth Quarter                            $7.50    $4.50          --

1995
     First Quarter                             $4.44    $4.00          --
     Second Quarter                            $5.75    $4.25          --
     Third Quarter                             $5.75    $5.25          --
     Fourth Quarter                            $7.00    $5.75          --

1996
     First Quarter                             $7.25   $6.00           --
     Second Quarter                            $7.00   $5.50           --
     Third Quarter                             $6.00   $5.25           --
     Fourth Quarter
       (Through __________, 1996)              $       $               --

     On _______________, the last trading day before the Company's public announcement that it was considering making a Subscription Offering, the reported closing bid price of the Company's Common Stock as quoted on the NASDAQ Small Cap Market was $__________. On ____________, the last trading day before the filing of the Registration Statement with the Commission, the last sale price of the Common Stock as quoted on the NASDAQ Small-Cap Market was $___________.

     No dividends have been paid to the Company by the Bank since the formation of the Company. The Bank last paid a stock dividend in 1989 and a cash dividend in 1988. No assurances can be given with respect to the amount and timing of future dividends. For a discussion of restrictions on the Company's ability to pay dividends due to certain regulatory restrictions, see "Risk Factors - Dividend Limitations." Due to the Bank's financial condition and regulatory restrictions, management does not anticipate the payment of dividends to holders of Common Stock in the foreseeable future.

                     CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion sets forth the material United States federal income tax considerations associated with the receipt, ownership, and exercise of Subscription Rights.

     For United States federal income tax purposes, receipt of the Subscription Rights pursuant to the Subscription Offering should be treated as a nontaxable dividend distribution. A Shareholder will have a zero basis in the Subscription Rights received in the Subscription Offering, unless: (i) either the Shareholder elects under Section 307 of the Internal Revenue Code of 1986, as amended, to allocate a portion of his basis in his existing shares of Common Stock to the Subscription Rights (based on their relative fair market values on the date of distribution) or (ii) the fair market value of the Subscription Rights at the time of the distribution equals or exceeds 15% of the fair market value of the Common Stock at that time, in which case the allocation of basis (based upon relative fair market values) is required.

     Upon exercise of a Subscription Right, a Shareholder will not recognize gain or loss, The basis of each share of Common Stock acquired upon exercise of a Subscription Right will equal the sum of the Subscription Price and the basis, if any, in the Subscription Rights exercised. The holding period for such Common Stock will begin on the date the Subscription Rights are exercised.

     No loss will be recognized by a Shareholder who receives Subscription Rights in the Subscription Offering and allows those Subscription Rights to lapse.

     THE ACTUAL TAX CONSEQUENCES TO SHAREHOLDERS MAY VARY DEPENDING UPON THEIR OWN PARTICULAR CIRCUMSTANCES. ACCORDINGLY, SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF THE DISTRIBUTION AND EXERCISE OF THE SUBSCRIPTION RIGHTS.

                         REGULATION AND SUPERVISION

GENERAL

     The Bank is subject to extensive regulation, examination and supervision by the OTS, as its chartering agency, and the FDIC, as its deposit insurer. The Bank's deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund administered by the FDIC, and it is a member of the Federal Home Loan Bank of Dallas. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, and it must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions. The OTS and the FDIC conduct periodic examinations to assess the Bank's compliance with various regulatory requirements. Such regulation and supervision establish a comprehensive framework of activities in which an institution may engage and are intended primarily for the protection of the insurance fund and depositors. The Company, as a unitary thrift holding company, is required to file certain reports with, and otherwise comply with, the rules and regulations of the OTS and of the Commission under the federal securities laws.

     The OTS and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation and policies, whether by the OTS, the FDIC or action of the United States Congress, could have a material adverse impact on the Company, the Bank and the operations of both.

     In 1992, the Bank was deemed to be undercapitalized by the OTS and agreed to the issuance in July 1993 of a Prompt Corrective Action Directive, which directive was amended in August 1994. The directive required the Bank to submit a capital restoration plan to the OTS, prescribed restrictions on dividends, management fees, asset growth, branching and other matters and established increased capital levels for the Bank. The Bank is currently in compliance with the provisions of the directive. As previously noted, the Bank entered into a Supervisory Agreement with the OTS effective as of June 17, 1996. The Supervisory Agreement provides for the Bank to increase its core capital position to 6% by December 31, 1996 and to a level of 7% no later than June 30, 1997. To comply with certain other terms of the Supervisory Agreement, the Board of Directors of the Bank appointed three (3) outside directors to the Bank's Asset/Liability and Investment Committee, revised its business and capital plan and reports quarterly on variances of actual results to budgeted projections. See "Recent Developments" for a discussion of the recent legislation which has adversely affected the Bank's capital position.

REGULATION OF THE COMPANY

     The following discussion is intended to be a brief description of certain statutes and regulations applicable to a savings and loan holding company. It does not purport to be a comprehensive description of all such statutes and regulations and is qualified in its entirety by reference to applicable laws and regulations.

     The Company, as a unitary thrift holding company, is a savings and loan holding company within the meaning of HOLA. As such, the Company is required to register with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries, if any. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings association.

     Except under limited circumstances, savings and loan holding companies are prohibited from acquiring, without prior approval of the OTS, control of any other savings institution or savings and loan holding company or substantially all the assets thereof or more than five percent of the voting shares of a savings institution or holding company thereof which is not a subsidiary. In evaluating an application by a holding company to acquire a savings association, the OTS must consider the financial and managerial resources and future prospects of the company and savings association involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors. Acquisitions which result in a savings and loan holding company controlling savings associations in more than one state are generally prohibited except in supervisory transactions involving failing savings associations or based on specific state authorization to permit such acquisitions.

    Federal law also requires OTS approval prior to any change of control of the Company or the Bank. Under OTS regulations, "control" is presumed to exist if an individual or company acquires more than twenty-five percent of any class of voting stock of a savings association or holding company. Control is also presumed to exist, subject to being rebutted, if a person acquires more than ten percent of any class of voting stock (or more than twenty-five percent of any class of non-voting stock) and is subject to any of several control factors, including, among other matters, the relative ownership position of a person, the existence of control agreements and other factors.

     As a unitary thrift holding company, the Company generally will not be restricted under existing laws to the types of business activities in which it may engage, provided that the Bank continues to satisfy the QTL test.
Upon any non-supervisory acquisition by the Company of another thrift or savings bank that meets the QTL test and is deemed to be a savings association by the OTS and that will be held as a separate subsidiary, the Company would become a multiple savings and loan holding company and would be subject to limitations on the types of business activities in which it could engage. HOLA generally limits the activities of a multiple savings and loan holding company and its non-insured association subsidiaries primarily to activities permissible for bank holding companies under the Bank Holding Company Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation. See "Recent Developments" for a discussion of recent legislation affecting the Company and the Bank.

     A savings association or a savings and loan holding company is required to give 30 days prior written notice to the OTS of any proposed appointment of a director or senior executive officer if the institution has been chartered less than two years, has undergone a change in control within the preceding two years, or is not in compliance with the minimum capital requirements or otherwise is in a trouble condition. The OTS then has the opportunity to disapprove any such appointment.

     Transactions between the Bank and the Company and its other subsidiaries are subject to various conditions and limitations. The Bank will be required to give 30 days written notice to the OTS prior to any declaration of the payment of any dividends or other capital distributions to the Company.

                   DESCRIPTION OF COMPANY CAPITAL STOCK

GENERAL

     The Certificate of Incorporation authorizes the issuance of capital stock consisting of 6,000,000 shares of Common Stock and 4,000,000 shares of Company Preferred Stock, par value $0.01 per share. There are currently 732,198 shares of Common Stock outstanding as a result of the exchange of shares of Company Common Stock for shares of Bank common stock in connection with the formation of the Company as a unitary thrift holding company on October 21, 1996.

     In the future, the authorized but unissued and unreserved shares of Common Stock and the authorized and unissued shares of Company Preferred Stock will be available for issuance for general corporate purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. The Company's Board of Directors may (i) cause the issuance of one or more series of the authorized shares of Company Preferred Stock, (ii) fix the number of shares constituting any such new series and
(iii) fix the dividend rate, terms, conditions, conversion and exchange rights, redemption rights (including sinking fund provisions), liquidation preferences and voting rights, if any, of any such new series. Such rights and preferences may be superior to those of Common Stock. Except as otherwise may be required to approve a merger or other transaction in which the additional authorized shares of Common Stock or authorized shares of Company Preferred Stock would be issued, no stockholder approval will be required for the issuance of those shares.

COMMON STOCK

     GENERAL. Each share of Common Stock has the same relative rights as, and is identical in all respects to, each other share of Common Stock. Until such time as voting Company Preferred Stock is issued, if ever, the holders of shares of Common Stock will possess all rights, including exclusive voting rights, pertaining to the capital stock of the Company.

     DIVIDEND RIGHTS. The holders of Common Stock will be entitled to dividends when, as and if declared by Company's Board of Directors out of funds legally available therefor. The payment of dividends by the Company will depend on the Company's net income, financial condition, regulatory requirements and other factors, including the results of the Bank's operations. See "Dividends" for restrictions on the payment of dividends on
Common Stock.   The Company has no present intention to pay dividends, but may consider doing so in the future.

    VOTING RIGHTS. Each share of Common Stock entities the holder thereof to one vote on all matters upon which stockholders have the right to vote. In addition, the Board of Directors of the Company is classified so that approximately one-third of the directors will be elected each year. Stockholders of the Company will be entitled to cumulate their votes for the election of directors. Cumulative voting may allow a minority of the stockholders to elect directors that would not otherwise be possible.

     LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock will be entitled to receive, after payment of all debts and liabilities of the Company and subject to the prior rights, if any, of holders of shares of Company Preferred Stock, all remaining assets of the Company available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as the holder of all shares of Bank common stock, would be entitled to receive payment of all assets of the Bank available for distribution in cash or in kind remaining after the payment of all debts and liabilities of the Bank (including all deposits and accrued interest thereon).

    PREEMPTIVE RIGHTS; REDEMPTION. Holders of shares of Common Stock will not be entitled to preemptive rights with respect to any shares that may be issued. Company Stock is not subject to call or redemption.

COMPANY PREFERRED STOCK

     The Board of Directors of the Company has no present plan or intention to issue any Company Preferred Stock. The Board of Directors may, without action of the stockholders of Company, issue shares of Company Preferred Stock from time to time in one or more series with chosen designations, preferences, limitations and other rights.

     The Board of Directors is authorized to determine, among other things, with respect to each series which may be issued: (i) the dividend rate, conditions of payment of dividends, dividend preferences, if any, and whether dividends would be cumulative and, if so, the date from which dividends on such series would accumulate; (ii) whether, and upon what terms, such series would be redeemable and, if so, the redemption price and terms and conditions of redemption; (iii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of Company; (iv) whether or not a sinking fund would be provided for the redemption of such series and, if so, the terms and conditions thereof; (v) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of Company Preferred Stock; and (vi) whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law. With regard to dividends, redemption and liquidation preference, any particular series of Company Preferred Stock may rank junior to, on a parity with or senior to any other series of Company Preferred Stock.

     It is not possible to state the actual effect of the authorization of Company Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific rights of the holders of a series of Company Preferred Stock. However, such effects might include (a) restrictions on dividends on Common Stock if dividends on Company Preferred Stock have not been paid; (b) dilution of the voting power of Common Stock to the extent that Company Preferred Stock has voting rights; (c) dilution of the equity interest of Common Stock to the extent that Company Preferred Stock is convertible into Common Stock; or (d) Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of Company Preferred Stock.
 Issuance of Company Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Accordingly, the issuance of Company Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of Company.

                                DIVIDENDS

     Holders of Common Stock are entitled to receive dividends paid out of legally available funds as and when declared by the Company's Board of Directors based upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Company Stock and other factors deemed relevant by the Company's Board of Directors. The Company is also subject to the requirements of Delaware law regarding the payment of dividends.

     For a foreseeable period of time, the principal source of cash revenues to the Company will be dividends paid by the Bank with respect to the Bank common stock. There are certain statutory and regulatory limitations on the payment of such dividends (and other capital distributions) including OTS regulatory capital requirements. In some cases, the OTS may prohibit a dividend payment that meets these requirements on the basis that such a distribution would be an unsafe or unsound practice. Furthermore, the Bank may not pay a dividend if it will cause the institution to become "undercapitalized."

     The Bank is subject to an OTS Supervisory Agreement effective as of June 17, 1996 which requires, among other things, that the Bank increase its capital. This agreement will inhibit the payment of dividends by the Bank for the foreseeable future.

     The Bank is required to give the OTS thirty days prior notice of the proposed declaration by its directors of any dividend. Any such dividend declared within the thirty day period or without giving such notice shall be invalid and shall confer no rights or benefits on the Company as the sole stockholder of the Bank.

     Under the Federal Deposit Insurance Act, an insured bank is prohibited from paying dividends on its capital stock while in default in the payment of any assessment due to the FDIC except in those cases where the amount of the assessment is in dispute and the insured bank has deposited satisfactory security. The Bank is not in default in the payment of any such assessment.

     The Bank last paid a stock dividend in 1989 and a cash dividend in 1988. The Company's Board of Directors does not currently intend to declare any cash dividends at any time in the foreseeable future.

                               PLAN OF DISTRIBUTION

     The Common Stock offered hereby is being offered by the Company directly to Shareholders on the Record Date. The Company has not employed any brokers, dealers, or underwriters in connection with the Subscription Offering, and no underwriting commissions, fees, or discounts will be paid in connection with the Subscription Offering. Certain regular employees of the Company and the Subscription Agent may solicit responses from Rights Holders to the Subscription Offering, but such employees will not receive any commission or compensation for such services other than their normal employment compensation.

     SHAREHOLDERS OR RIGHTS HOLDERS WHO DESIRE TO PURCHASE SHARES OF COMMON STOCK IN THE SUBSCRIPTION OFFERING ARE URGED TO COMPLETE, DATE, AND SIGN THE SUBSCRIPTION WARRANT ACCOMPANYING THIS PROSPECTUS AND RETURN IT TO THE SUBSCRIPTION AGENT ON OR BEFORE THE EXPIRATION DATE OF THE SUBSCRIPTION OFFERING, TOGETHER WITH PAYMENT IN FULL OF THE AGGREGATE SUBSCRIPTION PRICE. ANY QUESTIONS CONCERNING THE PROCEDURE FOR SUBSCRIBING FOR THE PURCHASE OF SHARES OF COMMON STOCK SHOULD BE DIRECTED TO THE SUBSCRIPTION AGENT OR THE COMPANY.

     The Bank expects to negotiate the terms of Standby Purchase Agreements with institutional investors as Standby Purchasers. It is anticipated that the Standby Purchasers severally and irrevocably will agree, subject to certain conditions, to acquire from the Bank at the Subscription Price per share, 100,000 shares, if such shares remain available after the exercise of rights pursuant to the Subscription Rights. It is expected that the purchase of these shares by the Standby Purchasers will be effected through the transfer of those rights not exercised by Rights Holders prior to the Expiration Date pursuant to the Subscription Rights (the "Unexercised Rights") to the Standby Purchasers and the exercise by the Standby Purchasers of those transferred Unexercised Rights.

     The Company intends to offer, by means of this Prospectus, shares remaining, after the Subscription Offering and sales to Standby Purchasers, to other investors at the Subscription Price. Such investors may also include existing shareholders.

              DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     Portions of this Prospectus include forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in conjunction with the forward looking statements included herein ("Cautionary

Disclosures"). Subsequent written and oral forward looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Disclosures.

       DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                      SECURITIES ACT LIABILITIES

     Delaware law provides for, under certain circumstances, indemnification of the directors and officers of the Company against costs and expenses incurred by them in the defense of a suit or proceeding in which they are involved by reason of having been an officer or director of the Company. Agreements providing for indemnification to the fullest extent permitted by law have been entered into with each director and officer. In addition, the Company maintains insurance on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of directors and officers out of their performance in such capacities or arising on the part of the Company out of said indemnification provisions, subject to certain exclusions and to the policy limits.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                          LEGAL MATTERS

      The validity of the shares of the Common Stock will be passed upon for the Company by Keleher & McLeod, P.A., Albuquerque, New Mexico, special counsel to the Company.

                            EXPERTS

    The Bank's consolidated statements of financial condition as of December 31, 1995 and 1994 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Robinson Burdette Martin & Cowan, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     Subscription Warrants should be sent or delivered by each Rights Holder or its broker, dealer, commercial bank, or trust company to the Subscription Agent at the address set forth below:

           THE SUBSCRIPTION AGENT FOR THE SUBSCRIPTION OFFERING IS:

                               First Savings Bank. F.S.B.
                               801 Pile Street
                               Clovis, New Mexico  88101

FACSIMILE NO.:                                          For Information:
(505) 762-5775                                          (505) 762-4417
                                                        (Call Collect)

     Except as otherwise noted herein, any questions or requests for assistance may be directed to the Company at its address and telephone numbers set forth herein. Requests for additional copies of this Prospectus and the related Letters of Transmittal and Instructions Booklet may also be directed to the Company. Any questions concerning the purchase or sale of Subscription Rights or unsubscribed shares of Common Stock should be directed to the Company at its address and telephone number set forth herein.

               INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 1996
                              AND DECEMBER 31, 1995


UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION . . . . . . . . . . F-2
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS. . . . . . . . . . . . . . . F-3
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
 EQUITY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-4
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS. . . . . . . . . . . . . . . F-5
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) . . . . .F-6 THROUGH F-12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATION . . . . . . . . . . . . . . . . . . . . . . . . . F-13

First Savings Bank, F.S.B.
(Predecessor to Access Anytime Bancorp, Inc.)
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                           SEPTEMBER 30,   December 31,
                                                               1996            1995
                                                           ------------    ------------
ASSETS

Cash and cash equivalents                                  $  4,641,553    $  6,752,606
Certificates of deposit                                         965,784         476,425
Investment securities available-for-sale
 (aggregate cost of $24,663,131 and $33,294,495)             24,336,244      33,090,085
Investment securities held-to-maturity
 (aggregate fair value of $30,347,303 and $36,025,403)       31,399,006      36,404,135
Loans held-for-sale
 (aggregate fair value of $551,951 and $874,512)                543,313         861,454
Loans receivable                                             41,908,569      34,331,988
Interest receivable                                             602,814         692,771
Real estate owned                                                68,013         113,820
FHLB stock                                                    1,549,634       1,483,434
Premises and equipment                                        1,946,010       1,984,860
Servicing rights                                                355,286         359,854
Other assets                                                    596,118         414,867
                                                           ------------    ------------
TOTAL ASSETS                                               $108,912,344    $116,966,299
                                                           ------------    ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits                                                   $102,391,176    $110,633,124
Accrued interest and other liabilities                        1,043,687         401,641
Advance payments by borrowers for taxes and insurance           486,205         311,157
                                                           ------------    ------------
TOTAL LIABILITIES                                           103,921,068     111,345,922
                                                           ------------    ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Common stock, $1 par value, authorized - 6,000,000
 shares, issued - 732,198 shares at September 30, 1996,
 and 695,698 at December 31, 1995                               732,198         695,698
Capital in excess of par value                                6,294,701       6,137,701
Accumulated deficit                                          (1,708,736)     (1,008,612)
Unrealized loss on securities available-for-sale, net          (326,887)       (204,410)
                                                           ------------    ------------
TOTAL STOCKHOLDERS' EQUITY                                    4,991,276       5,620,377
                                                           ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $108,912,344    $116,966,299
                                                           ------------    ------------

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
(Predecessor to Access Anytime Bancorp, Inc.)
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  THREE MONTH PERIODS ENDED      NINE MONTH PERIODS ENDED
                                                        SEPTEMBER 30,                  SEPTEMBER 30,

                                                     1996           1995           1996           1995
                                                  ----------     ----------     ----------     ----------
Interest income:
 Loans                                            $  897,037     $1,182,394     $2,505,568     $2,850,844
 U.S. government agency and other securities          74,032        121,924        268,099        389,303
 Mortgage-backed securities                          819,766        998,288      2,646,128      3,090,992
 Other interest income                                57,850         53,199        218,180        129,667
                                                  ----------     ----------     ----------     ----------
   Total interest income                           1,848,685      2,355,805      5,637,975      6,460,806
                                                  ----------     ----------     ----------     ----------

Interest expense:
 Deposits                                          1,139,153      1,361,311      3,607,581      3,997,064
 FHLB advances                                        11,624          6,854         11,624         80,248
                                                  ----------     ----------     ----------     ----------
   Total interest expense                          1,150,777      1,368,165      3,619,205      4,077,312
                                                  ----------     ----------     ----------     ----------

Net interest income before provision for credit
 losses                                              697,908        987,640      2,018,770      2,383,494
Provision for credit losses charged (credited)        28,967          -             (6,775)         -
                                                  ----------     ----------     ----------     ----------
   Net interest income after provision for
    credit losses                                    668,941        987,640      2,025,545      2,383,494
                                                  ----------     ----------     ----------     ----------

Non-interest income:
 Loan servicing and other fees                        88,963         75,087        260,610        267,542
 Gains on loans held-for-sale                         34,402         30,468         98,411         76,203
 Other                                                79,848         81,772        233,082        264,575
                                                  ----------     ----------     ----------     ----------
   Total non-interest income                         203,213        187,327        592,103        608,320
                                                  ----------     ----------     ----------     ----------

Non-interest expenses:
 Compensation and employee benefits                  401,192        368,358      1,188,944      1,148,497
 Occupancy                                           100,403         95,922        269,639        273,927
 Federal insurance                                   856,644        101,329      1,051,752        303,252
 Advertising                                           7,918          5,603         17,290         18,912
 Real estate operations, net                             327         40,937         37,983         57,316
 Professional fees                                    56,537         57,185        142,479        217,463
 Other                                               197,162        201,565        609,685        600,799
                                                  ----------     ----------     ----------     ----------
   Total non-interest expenses                     1,620,183        870,899      3,317,772      2,620,166
                                                  ----------     ----------     ----------     ----------

Net income (loss)                                 $ (748,029)    $  304,068     $ (700,124)    $  371,648
                                                  ----------     ----------     ----------     ----------

Earnings (loss) per share                         $    (1.04)    $      .44     $    (1.00)    $      .53
                                                  ----------     ----------     ----------     ----------

Weighted average shares outstanding                  717,703        695,698        703,087        695,698
                                                  ----------     ----------     ----------     ----------

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
(Predecessor to Access Anytime Bancorp, Inc.)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                   Unrealized
                               Number                                                Loss on
                                 of       Common      Capital in                   Securities
                               Common      Stock      Excess of     Accumulated   Available-for-
                               Shares     Amount      Par Value       Deficit        Sale, Net      Total
                               ------     ------      ---------     -----------   --------------    -----
Balance at December 31,
 1995                          695,698    $695,698    $6,137,701   $(1,008,612)     $(204,410)   $5,620,377

NET LOSS                          --         --           --          (700,124)         --         (700,124)
ISSUANCE OF COMMON STOCK        36,500      36,500       157,000        --              --          193,500
CHANGE IN UNREALIZED
 LOSS ON SECURITIES
 AVAILABLE-FOR-SALE,
 NET                              --         --           --            --           (122,477)     (122,477)
                               -------    --------    ----------   ------------     ----------  ------------
                               -------    --------    ----------   ------------     ----------  ------------
BALANCE AT SEPTEMBER 30,
 1996                          732,198    $732,198    $6,294,701   $(1,708,736)     $(326,887)  $ 4,991,276
                               -------    --------    ----------   ------------     ----------  ------------
                               -------    --------    ----------   ------------     ----------  ------------

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
(Predecessor to Access Anytime Bancorp, Inc.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                      NINE MONTH PERIODS ENDED
                                                            SEPTEMBER 30,
                                                    ---------------------------
                                                       1996             1995
                                                    -----------     -----------
Cash flows from operating activities:
  Net Income (loss)                                 $ (700,124)     $   371,648
  Adjustments to reconcile net income
   (loss) to cash provided by operations:
    Depreciation                                       101,313           98,362
    Provision for credit losses credited                (6,775)          --
    Amortization of premiums on investment
     securities                                        217,466          155,916
    Gain on sale of loans                              (98,411)         (76,203)
    Proceeds from loan sales                         6,469,597        4,906,617
    Originations of loans held-for-sale             (6,053,045)      (4,761,310)
    (Gain) loss on sale of REO                           1,469          (13,105)
    Gain on sale of assets                                --             (1,095)
    Net decrease in accrued income and
     other assets                                       89,957          105,192
    Increase in accrued interest and
     other liabilities                                 642,046          141,104
    Increase in other assets                          (242,883)        (141,665)
                                                  ------------      -----------
      Net cash provided by operating activities        420,610          785,461
                                                  ------------      -----------

Cash flows from investing activities:
  Proceeds from maturities and principal
   repayments of available-for-sale securities       8,631,364          235,555
  Purchases of held-to-maturity securities          (5,000,000)          --
  Proceeds from maturities and principal
   repayments of held-to-maturity securities         9,787,663        6,533,017
  Net increase in certificates of deposit             (489,359)        (186,880)
  Net decrease (increase) in loans                  (7,548,806)        1,674,097
  Proceeds from sales of real estate                    23,338           97,105
  Net purchases of premises and equipment and
   other assets                                        (62,463)         (43,575)
                                                  ------------      -----------
     Net cash provided by investing activities       5,341,737        8,309,319
                                                  ------------      -----------

Cash flows from financing activities:
  Net increase (decrease) in deposits               (8,241,948)         903,225
  Net change in FHLB advances                             --         (7,400,000)
  Net increase in advance payments by
   borrowers for taxes and insurance                   175,048          149,186
  Net proceeds from sale of common stock               193,500           --
                                                  ------------      -----------
     Net cash used by financing activities          (7,873,400)      (6,347,589)
                                                  ------------      -----------

Increase (decrease) in cash and cash
 equivalents                                        (2,111,053)       2,747,191
Cash and cash equivalents at beginning
 of period                                           6,752,606        3,048,974
                                                  ------------      -----------

Cash and cash equivalents at end of period        $  4,641,553      $ 5,796,165
                                                  ------------      -----------
                                                  ------------      -----------

Supplemental disclosures of cash flow
 information:
  Cash paid during the period for:
    Interest                                        $3,720,411      $ 3,997,160
    Income Taxes                                           100           --
  Supplemental disclosure of non-cash
   investing activities
    Real estate acquired in settlement of loans           --             60,685
    Loans to facilitate the sale of real estate
     owned                                              21,000           80,150

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
(Predecessor to Access Anytime Bancorp, Inc.)

--------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 1996

NOTE A - BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying unaudited consolidated financial statements include the accounts of First Savings Bank, F.S.B. and its wholly-owned subsidiary, First Equity Development Corporation. Collectively, First Savings Bank and First Equity Development Corporation are referred to herein as the Bank. The financial statements do not include all disclosures required by generally accepted accounting principles for complete financial statements. Certain information required by generally accepted accounting principles has been condensed or omitted pursuant to regulations of the Securities and Exchange Commission. All significant intercompany transactions and balances have been eliminated.

The unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) which Management considers necessary for a fair presentation of results for those interim periods. The results for the nine-month periods ended September 30, 1996 and 1995 are not necessarily indicative of the results for the entire year.

The unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements of the Bank for the year ended December 31, 1995.

Certain reclassifications have been made to the 1995 consolidated financial statements in order for them to conform with the 1996 presentation.

--------------------------------------------------------------------------
NOTE B - INVESTMENT SECURITIES AVAILABLE-FOR-SALE

A summary of investment securities available-for-sale is as follows:


                                                            SEPTEMBER 30, 1996
                                             ------------------------------------------------------
                                              AMORTIZED         FAIR            GROSS UNREALIZED
                                                 COST          VALUE           GAINS        LOSSES
                                              -----------   -----------        -------     --------
MORTGAGE-BACKED SECURITIES:
 GNMA ADJUSTABLE RATE                         $24,663,131    $24,336,244       $  --       $326,887
                                              -----------   -----------        -------     --------
                                              $24,663,131    $24,336,244       $  --       $326,887
                                              -----------   -----------        -------     --------
                                              -----------   -----------        -------     --------



                                                            December 31, 1995
                                             ------------------------------------------------------

                                              Amortized         Fair            Gross Unrealized
                                                 Cost          Value           Gains        Losses
                                              -----------   -----------        -------     --------

Mortgage-backed securities:
 GNMA adjustable rate
Obligation of U.S.                            $28,295,654   $28,095,981        $30,691     $230,364
  government agencies                          4,998,841      4,994,104         10,000       14,737
                                              -----------   -----------        -------     --------

                                              $33,294,495   $33,090,085        $40,691     $245,101
                                              -----------   -----------        -------     --------
                                              -----------   -----------        -------     --------

--------------------------------------------------------------------------
NOTE C - INVESTMENT SECURITIES HELD-TO-MATURITY

A summary of investment securities held-to-maturity is as follows:






                                                               SEPTEMBER 30, 1996
                                           ---------------------------------------------------------

                                             AMORTIZED        FAIR               GROSS UNREALIZED
                                               COST           VALUE           GAINS         LOSSES
                                           -----------     -----------       -------      ----------
MORTGAGE-BACKED SECURITIES:
 FNMA PARTICIPATION CERTIFICATES           $ 5,551,160     $ 5,323,130       $  --        $  228,030
 FHLMC PARTICIPATION CERTIFICATES           23,760,536      22,986,234         3,259         777,561
 FHLMC ADJUSTABLE RATE                       2,087,310       2,037,939          --            49,371
                                           -----------     -----------       -------      ----------

                                           $31,399,006     $30,347,303       $ 3,259      $1,054,962
                                           -----------     -----------       -------      ----------
                                           -----------     -----------       -------      ----------


                                                                December 31, 1995
                                           ---------------------------------------------------------

                                            Amortized          Fair              Gross Unrealized
                                               Cost           Value           Gains         Losses
                                           -----------     -----------       -------      ----------


Mortgage-backed securities:
 FNMA participation certificates           $ 6,225,192     $ 6,106,781       $  --        $  118,411
 FHLMC participation certificates           27,872,939      27,648,060        43,254         268,133
 FHLMC adjustable-rate                       2,306,004       2,270,562          --            35,442
                                           -----------     -----------       -------      ----------

                                           $36,404,135     $36,025,403       $43,254      $  421,986
                                           -----------     -----------       -------      ----------
                                           -----------     -----------       -------      ----------

--------------------------------------------------------------------------
NOTE D - LOANS HELD-FOR-SALE

Loans held-for-sale are identified at the time the loan is originated, and recorded at the lower of amortized cost or fair value with only net unrealized losses included in the consolidated statements of operations.





                                                                  SEPTEMBER 30, 1996
                                                ---------------------------------------------------

                                                AMORTIZED        FAIR             GROSS UNREALIZED
                                                   COST         VALUE           GAINS        LOSSES
                                                --------       --------        -------       ------

LOANS ON RESIDENTIAL ONE TO FOUR UNITS:
 CONVENTIONAL REAL ESTATE LOANS                 $310,160       $315,035        $ 4,875       $ --
 INSURED OR GUARANTEED REAL
  ESTATE LOANS                                   233,153        236,916          3,763         --
                                                --------       --------        -------       ------

                                                $543,313       $551,951        $ 8,638       $ --
                                                --------       --------        -------       ------
                                                --------       --------        -------       ------


                                                                   December 31, 1995
                                                ---------------------------------------------------

                                                Amortized        Fair             Gross Unrealized
                                                  Cost           Value          Gains        Losses
                                                --------       --------        -------       ------

Loans on residential one to four units:
 Conventional real estate loans                 $395,250       $400,287        $ 5,037       $ --
 Insured or guaranteed real
  estate loans                                   466,204        474,225          8,021         --
                                                --------       --------        -------       ------

                                                $861,454       $874,512        $13,058       $ --
                                                --------       --------        -------       ------
                                                --------       --------        -------       ------

                                      F-9

-------------------------------------------------------------------------------

NOTE E - LOANS RECEIVABLE

Loans receivable consisted of the following:

                                       SEPTEMBER 30,         December 31,
                                           1996                  1995
                                       -----------           -----------
First mortgage loans:
 Conventional                          $29,444,511           $25,110,648
 FHA insured and VA guaranteed           3,974,596             4,059,531
Consumer and installment loans           7,799,938             4,612,586
Consumer timeshare loans                   247,273               560,320
Construction loans                       2,419,750             1,059,954
Other                                      367,489               552,822
                                       -----------           -----------
                                        44,253,557            35,955,861

Less:
 Loans in process                        1,581,116               862,760
 Deferred loan fees                        228,027               187,090
 Unearned discounts                         71,436                78,169
 Allowance for credit losses               415,614               427,889
 Deferred income                            48,795                67,965
                                       -----------           -----------
                                       $41,908,569           $34,331,988
                                       -----------           -----------
                                       -----------           -----------


Changes in the allowance for credit losses are as follows:

                                      NINE MONTHS ENDED         Year Ended
                                     SEPTEMBER 30, 1996     December 31, 1995
                                     ------------------     -----------------
Balance at beginning of year              $427,889              $460,923
Provision credited to operations            (6,775)              (15,000)
Charge-offs                                 (9,971)              (20,878)
Recoveries                                   4,471                 2,844
                                       -----------           -----------
Balance at end of period                  $415,614              $427,889
                                       -----------           -----------
                                       -----------           -----------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTE F  - NON-PERFORMING ASSETS

The composition of the Bank's portfolio of non-performing assets is shown in the following table.

                                              SEPTEMBER 30, 1996    December 31, 1995
                                              ------------------    -----------------
Non-accrual loans (1)                             $   79,441            $    -
Past due 90 days or more and still accruing            -                     -
Renegotiated loans (2)                             1,572,814             1,572,814
Real estate owned (3)                                 68,013               113,820
                                                  ----------            ----------
Total non-performing assets                       $1,720,268            $1,686,634
                                                  ----------            ----------
                                                  ----------            ----------

Ratio of non-performing assets to total assets          1.58%                 1.44%
                                                  ----------            ----------
                                                  ----------            ----------

(1) Generally refers to loans that are contractually delinquent (i.e., payments were due and unpaid for more than 90 days).

(2) Renegotiated loans are those for which the interest rate or other terms were renegotiated because of the inability of borrowers to service the obligation under the original terms of the agreements and loans to facilitate the sale of real estate.

(3) Refers to real estate acquired by the Bank through foreclosure or voluntary deed.

-------------------------------------------------------------------------------

NOTE G - INCOME TAXES

At December 31, 1995, the Bank had remaining net operating loss carryforwards of approximately $5,555,000 for federal income tax purposes which expire in varying amounts through 2009. In addition, at that date the alternative minimum tax (AMT) net operating loss carryforward and AMT credit carryforward were approximately $5,866,000 and $101,000, respectively, which will expire in varying amounts through 2009. At December 31, 1995, the Bank had remaining net operating loss carryforwards of approximately $44,583,000 for state income tax purposes which expire in varying amounts through 2005.
These state net operating loss carryforwards are substantially more than the federal net operating loss carryforwards as a result of the exclusion of U.S. Investment security and other income for state income tax purposes.

The Bank has incurred significant losses during the nine months ended September 30, 1996 which resulted primarily from a one-time deposit insurance assessment which is described in Note H. Accordingly, the aforementioned net operating loss carryforwards existing at December 31, 1995 have increased substantially since that date.


NOTE H - SUBSEQUENT EVENTS

During September 1996, the Federal Deposit Insurance Corporation (FDIC) imposed a special assessment on assessable deposits of insured depository institutions that are insured by the Savings Association Insurance Fund. In October 1996, the Bank was notified by the FDIC that the assessment to be charged to the Bank was approximately $762,000 and is to be paid in November 1996. The amount of the assessment has been accrued as of September 30, 1996.

At a special meeting of the stockholders of the Bank on October 18, 1996, an agreement and plan of reorganization by and between the Bank and Access Anytime Bancorp, Inc. (AABC), a newly-formed unitary thrift holding company, was approved whereby the Bank became a wholly-owned subsidiary of AABC under a stock for stock exchange.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

Total liabilities for the Bank decreased by $7,424,854 or 6.67% from December 31, 1995 to September 30, 1996, and total assets decreased by $8,053,955 or 6.89% during the same period. The decrease in total liabilities was primarily the result of a decrease in deposits of $8,241,948 or 7.45% due to the Bank's overall strategy to change the product mix of deposit accounts offered to its customers and decreasing reliance on public fund deposits.

The decrease in liabilities was partially offset by an accrual of $761,686 in September 1996 relating to a special premium assessment by the Federal Deposit Insurance Corporation as a part of the Economic Growth and Regulatory Paperwork Reduction Act of 1996 which, in part, contains a comprehensive approach to recapitalize the Savings Association Insurance Fund. The decline in deposits was funded primarily by a reduction in cash and cash equivalents of $2.1 million, and proceeds from maturities and principal repayments of investments available-for-sale and investments held-to-maturity, net, of approximately $8.6 and $4.8 million, respectively, during the first nine months of 1996. In addition to the funding of deposit reductions, the maturities and increased principal prepayments on available-for-sale and held-to-maturity securities during the nine months ended September 30, 1996 were used to fund an increase in loans receivable of approximately $7.6 million, which is also the result of the Bank's strategy to enhance future earnings through a change in the overall asset/liability mix of the Bank's interest earning assets as they relate to its interest bearing liabilities. The primary changes in the Bank's loan portfolio at September 30, 1996 as compared to that at December 31, 1995 were in conventional first mortgage loans (($4,333,863 or 17.26% increase), consumer and installment loans ($3,187,352 or 69.10% increase), and construction loans ($1,359,796 or 128.29% increase).

CAPITAL ADEQUACY AND LIQUIDITY

CAPITAL ADEQUACY - Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) and the implementation of Office of Thrift Supervision (OTS) regulations on December 7, 1989, effective date of the new capital standards, the Bank must have: (1) core capital equal to 3% of adjusted total assets; (2) tangible capital equal to 1.5% of adjusted total assets; and (3) total capital equal to 8.0% of risk-weighted assets, which includes off-balance sheet items.

On November 28, 1994, the OTS announced its decision to immediately reverse its August 1993 interim policy requiring institutions to include unrealized gains and losses, net of income taxes, on available-for-sale debt securities in regulatory capital. Because this revised policy applies only to regulatory capital, however, institutions must continue to comply with Statement of Financial Accounting Standards (SFAS) No. 115. ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, for financial reporting purposes.

The following table is a reconciliation of the Bank's capital for regulatory purposes at September 30, 1996, as reported to the OTS.

                                                        TANGIBLE         CORE        RISK-BASED
                                          ASSETS        CAPITAL         CAPITAL        CAPITAL

Total assets                          $108,912,344
Liabilities carried net of assets
 for regulatory purposes                   (71,594)
Unrealized loss on securities
 available-for-sale, net                   326,887
Adjusted regulatory total assets      $109,167,637
                                      ------------
                                      ------------
Risk-based assets                     $ 41,273,000
                                      ------------
                                      ------------

Stockholders' equity                                   $4,991,276     $4,991,276     $4,991,276
Unrealized loss on securities
 available-for-sale, net                                  326,887        326,887        326,887
General valuation allowance                                 -              -            415,614
                                                       ----------     ----------     ----------
Regulatory capital                                      5,318,163      5,318,163      5,733,777
Regulatory capital required                             1,637,515      3,275,029      3,301,840
                                                       ----------     ----------     ----------

Excess regulatory capital                              $3,680,648     $2,043,134     $2,431,938
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------

Bank's capital to adjusted
 regulatory assets                                           4.87%          4.87%
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------

Bank's capital to risk-based
 assets                                                                                   13.89%
                                                                                     ----------
                                                                                     ----------

At December 31, 1995 and September 30, 1996, the Bank met the foregoing minimum tangible, core and risk-based capital levels.

Effective as of June 17, 1996, the Board of Directors and the OTS signed a Supervisory Agreement which states that it is of mutual benefit for the Bank to do the following:

1. Complete and submit a revised business and capital plan which will:
   a. Increase core capital to 6% as of December 31, 1996
   b. Increase core capital to 7% as of June 30, 1997.

2. Create an asset/liability and investment committee of the Board to oversee and review pricing activities, investment selection and interest rate risk.

3. Report quarterly on the Bank's operating results and explain variances of actual results to budgeted projections.

This agreement may be suspended in part or in whole by the OTS Regional
Director.

LIQUIDITY   Liquidity enables the Bank to meet withdrawals of its deposits and the needs of its loan customers. The Bank maintains its liquidity position through maintenance of cash resources and a core deposit base. A further source is the Bank's ability to borrow funds. The Bank is a member of the Federal Home Loan Bank (FHLB) which provides a source of borrowings to the Bank for asset and asset/liability matching. Over the past three years, the FHLB has been used as a funding source. As of September 30, 1996, the Bank had no outstanding borrowings at the FHLB and does not anticipate significant borrowings from the FHLB in the foreseeable future.

The Bank's liquidity has been stable and adequate over the past three years. Although short-term deposits have declined in the last nine months of 1996, those reductions have been the result of management's planned restructuring of the Bank's asset/liability mix. The Bank's primary source of funds is core consumer deposits and commercial accounts. This is a significant factor to the Bank's liquidity structure, because these funds are generally not subject to significant movements resulting from changing interest rates and other economic factors.

INFLATION - The general rate of inflation over the past three years, as measured by the Consumer Price Index, has not changed significantly. Therefore, management does not consider the effects of inflation on the Bank's financial position and results of operations to be material.


RESULTS OF OPERATIONS

THREE-MONTH COMPARATIVE ANALYSIS FOR PERIODS ENDED SEPTEMBER 30, 1996 AND 1995

The Bank's net interest income before provision for credit losses decreased by $289,732 or 29.34% for the quarter ended September 30, 1996 as compared to the quarter ended September 30, 1995. The decrease in net interest income before provision for credit losses was due to a decrease in interest income of $507,120 or 21.53%, which was caused primarily by the recognition in 1995 of deferred interest income in the amount of $365,310 resulting from the early payoff of a previously restructured loan. In addition, interest income on U.S. government agency and other securities decreased by $47,892 or 39.28% due to significant maturities of those securities during the quarter ended September 30, 1996. In addition, interest income on mortgage-backed securities decreased by $178,522 or 17.88% in the quarter ended September 30, 1996 compared to the quarter ended September 30, 1995, primarily due to the high levels of principal prepayments on those investment securities since the period ended September 30, 1995.

A decrease of $222,158 or 16.32% in interest expense on deposits is the result of a decrease in volume and rates paid on deposits as a direct result of management's overall strategy related to the asset/liability mix of the Bank and their efforts to develop a more diversified and lower cost deposit base all of which entailed declines in the average interest rates paid on interest bearing accounts and the resulting decline in interest bearing deposits.

The Bank experienced an increase in loans receivable in the third quarter of 1996, as discussed under FINANCIAL CONDITION herein which resulted in a net increase of $28,967 in management's estimates relative to the provision for credit losses charged as compared to no provision in the third quarter of 1995 when the Bank's loan portfolio declined $1,900,153 during the quarter then ended.

Non-interest income increased by $15,886 or 8.48% for the quarter ended September 30, 1996 as compared to the same quarter in 1995. The increase was primarily due to $13,876 increase in other fee income charged for various services provided to customers and non-customers of the Bank.

The increase in non-interest expenses of $749,284 or 86.04% as compared to the same period in 1995 was due primarily to the one-time charge of $761,686 for the SAIF Special Assessment charged on September 30, 1996 which is to be paid in November 1996. Compensation and employee benefit expenses increased by $32,834 or 8.91% as a result of the opening of a Loan Production Office during that Quarter in Rio Rancho, New Mexico. These increases were partially offset by a decrease in real estate operations expenses of $40,610 or 99.20% for the quarter ended September 30, 1996 as compared to the quarter ended September 30, 1995 which was primarily attributable to reductions in real estate owned ("REO") during 1996 as compared to the same period in 1995.

NINE-MONTH COMPARATIVE ANALYSIS FOR PERIODS ENDED SEPTEMBER 30, 1996 AND 1995

Interest income for the nine months ended September 30, 1996 decreased by $822,831 or 12.74% and interest expense decreased by $458,107 or 11.24% for the same period in 1995 to produce a decrease in net interest income before provision for credit losses of $364,724 or 15.30% as compared to the nine months ended September 30, 1995. The decrease in net interest income before provision for credit losses in 1996 was caused primarily by an early recognition in 1995 of $365,310 of deferred interest income as a result of the early payoff of a previously restructured loan. In addition, interest income on U.S. government agency and other securities and mortgage-backed securities declined $121,204 or 31.13% and $444,864 or 14.39% respectively, all of which were the result of lower levels of outstanding investment caused by significant maturities and prepayments of such securities during the nine months ended September 30, 1996.

The provision for credit losses for the nine months ended September 30, 1996 was a credit of $6,775 compared to no provision for the nine month period ended September 30, 1995. The net credit resulted from reductions in the allowance for credit losses in early 1996 as a result of management's revision of previous estimates related to necessary allowances. These reductions in the allowance for credit losses were offset subsequent to the first quarter of 1996 by additional charges to the allowance which were caused primarily by increased levels of lending.

Non-interest income for the nine month period ended September 30, 1996 decreased $16,217 or 2.67% as compared to the nine months ended September 30, 1995, and non-interest expense increased by $697,606 or 26.62% during the nine months ended September 30, 1996 as compared to the same time period in 1995. The decline in non-interest income was primarily the result of other income declines which were partially offset by an increase in loans held-for-sale which reflects higher levels of loans sold into the secondary markets during 1996 as compared to the same period in 1995. The increase in non-interest expense was due primarily to the one-time charge of $761,686 for the SAIF Special Assessment, included in federal insurance expenses. Federal insurance expense increases were partially offset by a $19,333 or 33.73% decrease in REO expenses. The decline was attributable to reductions in the level of REO during 1996 as compared to the same period in 1995. In addition, professional fee expenses decreased by $74,984 or 34.48% for the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995 as a result of reduced activities of the Bank which relate to certain litigation in which the Bank has been involved since 1992.

                                   APPENDIX A
                           FINANCIAL ADVISOR OPINION
                           [TO BE FILED BY AMENDMENT]
                           -------------------------

                  PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
         * Securities and Exchange Commission registration fee. . . . . $  1,276
         * NASDAQ Small Cap Market Listing Fee. . . . . . . . . . . . .    7,322
           Printing, engraving and postage expenses . . . . . . . . . .    8,000
           Legal fees and expenses. . . . . . . . . . . . . . . . . . .   66,000
           Accounting fees and expenses . . . . . . . . . . . . . . . .   20,000
           Blue Sky fees and expenses . . . . . . . . . . . . . . . . .   10,000
           Subscription Agent Fees and Expenses . . . . . . . . . . . .    7,000
           Miscellaneous expenses . . . . . . . . . . . . . . . . . . .    5,402
                                                                        --------
              Total Expenses. . . . . . . . . . . . . . . . . . . . . .  125,000
                                                                        --------
                                                                        --------
___________________
* Actual, others estimated


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law ("DGCL") contains provisions that allow indemnification of the directors, officers and employees of the Company and any of its direct or indirect subsidiaries. To be entitled to indemnification, it must be determined that, in general terms, the person acted in good faith and in a manner believed to be in, or not opposed to, the best interests of Company and, with respect to a criminal action, had no reasonable cause to believe his or her conduct was unlawful. Further, the DGCL provides that to the extent a director, officer or employee is successful on the merits or otherwise in defense of an action, the Company shall indemnify such person against expenses actually and reasonably incurred. Under the Federal Deposit Insurance Act, as amended, both the Bank and the Company would be prohibited from paying any indemnification with respect to any liability or legal expense incurred by a director, officer or employee as result of an action or proceeding by a federal banking agency resulting in a civil money penalty or certain other remedies against such person.

     The Board of Directors has approved certain agreements with the Company's directors and officers relating to indemnification of directors and officers. Such agreements have been entered into with each director and officer. The agreements provide for indemnification of directors and officers to the fullest extent permitted by law, including advancement of litigation expenses where appropriate.

     Insurance is maintained on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of the directors and officers out of their performance in such capacities or arising on the part of the Company out of its foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

ITEM 16.   EXHIBITS.

  Exhibit No.                           Description
  ----------                            -----------
     4.1          Certificate of Incorporation of the Company (incorporated by reference from the Company's Registration Statement on Form
                  8-A, filed October 11, 1996, SEC File No. 001-12309).
     4.2          Bylaws of the Company (incorporated by reference from the
                  Company's Registration Statement on Form 8-A, filed
                  October 11, 1996, SEC File No. 001-12309).
     4.3          Common Stock Specimen Certificate (incorporated by reference from the Company's Registration Statement on Form 8-A, filed
                  October 11, 1996, SEC File No. 001-12309)
     5            Opinion of Counsel
    10            Agreement and Plan of Reorganization and Plan of Merger
                  (incorporated by reference from the Company's Registration
                  Statement on Form 8-A, filed October 11, 1996, SEC File
                  No. 001-12309)
    11            Computation of Earnings Per Common Share
    13.1          Bank's 1995 Annual Report to Security Holders (incorporated by reference from the Company's Registration Statement on
                  Form 8-A, filed October 11, 1996, SEC File No. 001-12309)
    13.2          Bank's Form 10-QSB for Quarters Ended March 31, 1996 and
                  June 30, 1996 (incorporated by reference from the Company's
                  Registration Statement on Form 8-A, filed October 11, 1996,
                  SEC File No. 001-12309)
    23.1          Consent of Independent Accountants
    23.2          Consent of Counsel (included in Exhibit 5)
    23.3          Consent of Financial Advisor*
    24            Power of attorney (See Signatures page in Part II)
    27            Financial Data Schedule
    99.1          Form of Subscription Agent Agreement between the Company
                  and First Savings Bank, F.S.B.*
    99.2          Form of Subscription Warrant*
    99.3          Form of Letter to Securities Dealers, Commercial Banks,
                  Trust Companies, and Other Nominees.*
    99.4          Form of Transmittal Letter to Holders of Common Stock
                  whose addresses are within the continental United States or Canada and who do not have A.P.O. or F.P.O. addresses*
    99.5          Subscription Instructions*
    99.6          Form of Letter of Transmittal to Holders of Common Stock
                  whose addresses are outside the continental United States and Canada or who have A.P.O. and F.P.O. addresses*
    99.7          Opinion of Financial Advisor*
    99.8          Supervisory Agreement between the Bank and the OTS
                  (incorporated by reference from the Company's
                  Registration Statement on Form 8-A, filed October 11,
                  1996, SEC File No. 001-12309)

*TO BE FILED BY AMENDMENT

ITEM 17.   UNDERTAKINGS.

           The undersigned registrant hereby undertakes:

           (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

           (2) to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering;

           (3) to deliver, or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

           (4) to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                 (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) Include any additional or changed material information on the plan of distribution.

           (5) that, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

           (6) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

           (7) for determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

           (8) that, for determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering those securities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clovis, State of New Mexico, on October 18, 1996.

                                               ACCESS ANYTIME BANCORP, INC.


                                               By   /s/Norman R.Corzine
                                                 -----------------------------
                                                    Norman R. Corzine
                                                    Chairman of the Board and
                                                    Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Norman R. Corzine, Ken Huey, Jr., and each of them, as attorneys-in fact, to sign in his name and behalf, individually and in each capacity designated below, and to file any amendments, including post-effective amendments, to this registration statement.


      SIGNATURE                         CAPACITY                  DATE
      ---------                         --------                  ----

/s/Norman R. Corzine          Principal Executive Officer       10/18/96
--------------------          and Director
Norman R. Corzine

/s/Ken Huey, Jr.              Principal Financial Officer,      10/18/96
----------------              Principal Accounting Officer
Ken Huey, Jr.                 and Director

/s/Harry Eastham              Director                          10/18/96
----------------
Harry Eastham

/s/Dr. Everett /Frost         Director                          10/18/96
---------------------
Dr. Everett Frost

/s/Charles Guthals            Director                          10/18/96
------------------
Charles Guthals

/s/Carl Deaton                Director                          10/18/96
--------------
Carl Deaton

/s/Thomas W. Martin, III      Director                          10/18/96
------------------------
Thomas W. Martin, III

/s/Robert Chad Lydick         Director                          10/18/96
---------------------
Robert Chad Lydick

28125

                               INDEX OF EXHIBITS

Exhibit No.                      Description

   4.1         Certificate of Incorporation of the Company (incorporated by reference from the Company's Registration Statement on Form
               8-A, filed October 11, 1996, SEC File No. 001-12309).
   4.2         Bylaws of the Company (incorporated by reference from the
               Company's Registration Statement on Form 8-A, filed
               October 11, 1996, SEC File No. 001-12309).
   4.3         Common Stock Specimen Certificate (incorporated by reference from the Company's Registration Statement on Form 8-A, filed
               October 11, 1996, SEC File No. 001-12309)
   5           Opinion of Counsel
  10           Agreement and Plan of Reorganization and Plan of Merger
               (incorporated by reference from the Company's Registration
               Statement on Form 8-A, filed October 11, 1996, SEC File
               No. 001-12309)
  11           Computation of Earnings Per Common Share
  13.1         Bank's 1995 Annual Report to Security Holders (incorporated by reference from the Company's Registration Statement on Form
               8-A, filed October 11, 1996, SEC File No. 001-12309)
  13.2         Bank's Form 10-QSB for Quarters Ended March 31, 1996 and
               June 30, 1996 (incorporated by reference from the Company's
               Registration Statement on Form 8-A, filed October 11, 1996,
               SEC File No. 001-12309)
  23.1         Consent of Independent Accountants
  23.2         Consent of Counsel (included in Exhibit 5)
  23.3         Consent of Financial Advisor*
  24           Power of attorney (See Signatures page in Part II)
  27           Financial Data Schedule
  99.1         Form of Subscription Agent Agreement between the Company and
               First Savings Bank, F.S.B.*
  99.2         Form of Subscription Warrant*
  99.3         Form of Letter to Securities Dealers, Commercial Banks, Trust
               Companies, and Other Nominees.*
  99.4         Form of Transmittal Letter to Holders of Common Stock whose addresses are within the continental United States or Canada and who do not have A.P.O. or F.P.O. addresses*
  99.5         Subscription Instructions*
  99.6         Form of Letter of Transmittal to Holders of Common Stock whose addresses are outside the continental United States and Canada or who have A.P.O. and F.P.O. addresses*
  99.7         Opinion of Financial Advisor*
  99.8         Supervisory Agreement between the Bank and the OTS
               (incorporated by reference from the Company's Registration
               Statement on Form 8-A, filed October 11, 1996, SEC File
               No. 001-12309)

*TO BE FILED BY AMENDMENT